

June 29, 2021

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M, and N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 06/29/21

Enclosures

---

[1] This submission serves as the required annual submission of Exhibits D, I, K, M, & N. See Attachement for a comprehensive list of updates to these Exhibits

Attachment

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/20)

Summary of changes made to Exhibit I:

- Updated audited financial statements of Cboe BZX Exchange, Inc. (as of 12/31/20)

Summary of changes made to Exhibit K:

- No changes since prior submission provided 06/2020

Summary of changes made to Exhibit M:

- Name Change:
    - Gair Loch Enterprises Ltd. changed names to DRW Global Markets Ltd.

Summary of changes made to Exhibit N:

- Updated data as of 06/28/21

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.



Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/29/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

21000465

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe BZX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/29/21 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 06/29/21] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. For the financial statements of Cboe ETF.com, Inc., Bats Global Markets Holdings Limited, BIDS Global Services LLC, BIDS Holdings LP, BIDS Trading Technologies Ltd., BIDS Trading Ltd., BIDS Trading LP, Cboe Europe Limited, Cboe Worldwide Holdings Limited, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, Cboe Global Markets, Inc., Cboe Bats, LLC, Cboe UK Limited, Cboe Canada Holdings ULC, Cboe Europe B.V., Cboe Global Indices, LLC, CBOE Hong Kong Limited, Cboe Netherlands Services Company B.V., Cboe Building Corporation, Cboe Switzerland GbmH, Cboe Chi-X Europe Limited, Direct Edge LLC, EuroCCP, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Hanweck Associates, LLC, Hanweck Associates Limited, Hanweck Associates, PTE, LTD, Cboe FX Asia Pte. Limited, Cboe SEF, LLC, Cboe FX Europe Limited, Cboe FX Markets, LLC, Cboe FX Holdings, LLC, Bats Hotspot IB LLC, Index Pubs SA LLC, Cboe Livevol, LLC, Cboe Data Services, LLC, Omicron Acquisition Corp., Cboe Silexx, LLC, TCM Corp., Cboe III, LLC, Cboe Trading, Inc., TriAct Canada Marketplace LP and Cboe Vest, LLC.

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2020
(unaudited)

	BETF Cboe ETF.com, Inc.	BGMH Bats Global Markets Holdings, Inc.	BGSL BIDS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Revenues:									
Transaction and clearing fees	-	-	-	-	-	-	-	70,061,703.16	-
Access and capacity fees	-	-	-	-	-	-	-	17,015,658.46	-
Market data fees	-	-	-	-	-	-	-	13,504,481.36	-
Regulatory fees	-	-	-	-	-	-	-	-	-
Other revenue	2,552,437.69	-	-	-	-	-	-	8,843,798.99	-
Total revenues	2,552,437.69	-	-	-	-	-	-	109,425,641.97	-
Cost of revenues:									
Liquidity payments	-	-	-	-	-	-	-	19,750,279.28	-
Routing and clearing	-	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-
Other cost of revenue	259,354.39	-	-	-	-	-	-	15,707.09	-
Total cost of revenue	259,354.39	-	-	-	-	-	-	19,765,986.37	-
Revenues less cost of revenues	2,293,083.30	-	-	-	-	-	-	89,659,655.60	-
Operating expenses:									
Compensation and benefits	297,103.73	35,920,383.69	-	-	-	-	-	23,273,321.32	-
Depreciation and amortization	1,227.52	-	-	-	-	-	-	28,311,165.08	-
Technology support services	589,413.15	-	-	-	-	-	-	6,068,617.07	-
Professional fees and outside services	886,338.76	27.00	-	-	-	-	-	1,802,468.09	70,396.18
Travel and promotional expenses	88,530.27	-	-	-	-	-	-	409,618.20	-
Facilities cost	-	-	-	90.83	-	-	-	1,465,446.55	-
Acquisition-related costs	-	-	-	-	-	-	-	58,573.79	673,843.31
Other expenses	53,728.56	-	-	-	-	-	-	724,846.70	48,898.70
Total operating expenses	1,916,341.99	35,920,410.69	-	90.83	-	-	-	62,114,056.80	793,138.19
Operating income (loss)	376,741.31	(35,920,410.69)	-	(90.83)	-	-	-	27,545,598.80	(793,138.19)
Non operating (income) expense:									
Interest expense, net	-	-	-	-	-	-	-	(228,770.86)	772,180.00
Other non operating income/expense	-	(29,735,205.46)	-	-	-	-	-	(565,541.52)	(22,319,907.04)
Income (loss) before income tax provision (benefit)	376,741.31	(6,185,205.23)	-	(90.83)	-	-	-	28,339,911.18	20,754,588.85
Income tax provision (benefit)	98,899.00	344,962.00	-	(25,917.00)	-	-	-	11,565,724.85	(169,380.00)
Net Income	277,842.31	(6,530,167.23)	-	25,826.17	-	-	-	16,774,186.33	20,923,968.85
Net income allocated to common shareholders	277,842.31	(6,530,167.23)	-	25,826.17	-	-	-	16,774,186.33	20,923,968.85

	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited
Revenues:								
Transaction and clearing fees	78,494,542.64	850,736,310.45	427,502,509.79	109,008,306.62	84,503,605.84	-	-	-
Access and capacity fees	19,037,850.27	38,387,268.44	70,892,866.27	19,016,232.27	16,846,969.10	-	-	-
Market data fees	14,135,908.15	68,794,485.80	20,605,463.76	3,189,048.55	6,669,193.40	-	-	-
Regulatory fees	41,318,668.58	198,793,090.82	52,438,055.86	7,804,128.57	15,000.00	-	-	-
Other revenue	-	1,202,193.51	2,958,131.36	-	1,088,350.13	179,807.85	-	1,563,828.58
Total revenues	152,986,969.64	1,157,913,349.02	574,397,027.04	139,017,716.01	109,123,118.47	179,807.85	-	1,563,828.58
Cost of revenues:								
Liquidity payments	58,289,963.25	792,475,220.59	5,111,090.74	88,870,284.13	-	-	-	-
Routing and clearing	-	-	1,524,133.24	-	-	(1,312.06)	-	-
Section 31 fees	41,166,735.25	196,549,221.62	24,953,087.40	3,278,866.91	-	-	-	-
Royalty fees	-	272,703.50	72,500,718.09	590,051.00	3,410,722.28	-	-	-
Other cost of revenue	-	-	-	-	49,958.33	-	-	-
Total cost of revenue	99,456,698.50	989,297,145.71	104,089,029.47	92,739,202.04	3,460,680.61	(1,312.06)	-	-
Revenues less cost of revenues	53,530,271.14	168,616,203.31	470,307,997.57	46,278,513.97	105,662,437.86	181,119.91	-	1,563,828.58
Operating expenses:								
Compensation and benefits	4,561,268.43	40,869,408.85	52,531,083.14	9,208,351.37	-	7,409,227.83	-	1,446,275.14
Depreciation and amortization	904,806.20	7,023,592.34	13,361,777.61	1,522,282.42	-	(1,839,304.25)	97,169,528.00	-
Technology support services	2,508,882.63	12,705,677.79	9,672,744.27	1,729,986.89	290,618.75	(3,126,023.52)	-	76,661.14
Professional fees and outside services	2,846,977.50	10,170,555.25	19,148,442.03	5,625,139.97	1,331,171.13	1,461,258.23	-	14,181.20
Travel and promotional expenses	99,920.35	1,306,649.11	3,907,392.11	347,271.94	756,690.14	(2,511,404.66)	-	15,855.84
Facilities cost	33,455.28	3,909,134.75	8,495,762.43	1,456,008.37	-	(5,838,078.44)	-	56,070.94
Acquisition-related costs	-	-	11,000,000.00	-	-	24,278,232.40	-	-
Other expenses	1,260,165.89	4,953,401.18	4,861,412.62	1,516,329.66	88,810.51	3,524,238.61	5,721.24	17,967.81
Total operating expenses	12,215,476.28	80,938,419.27	122,978,614.21	21,405,370.62	2,467,290.53	23,358,146.20	97,175,249.24	1,627,012.07
Operating income (loss)	41,314,794.86	87,677,784.04	347,329,383.36	24,873,143.35	103,195,147.33	(23,177,026.29)	(97,175,249.24)	(63,183.49)
Non operating (income) expense:								
Interest expense, net	-	(17,008.91)	5,446.36	(14,438.33)	(27,160.56)	30,362,272.50	-	(0.07)
Other non operating income/expense	-	-	(845,234.13)	-	-	(7,849,719.58)	6,530,167.23	-
Income (loss) before income tax provision (benefit)	41,314,794.86	87,694,792.95	348,169,171.13	24,887,581.68	103,222,307.89	(45,689,579.21)	(103,705,416.47)	(63,183.42)
Income tax provision (benefit)	11,850,869.00	25,631,509.00	99,039,255.00	7,036,707.00	28,296,933.00	(3,670,559.82)	(28,009,507.00)	32,832.58
Net Income	29,463,925.86	62,063,283.95	249,129,916.13	17,850,874.68	74,925,374.89	(42,019,019.39)	(75,695,909.47)	(96,016.00)
Net income allocated to common shareholders	29,463,925.86	62,063,283.95	249,129,916.13	17,850,874.68	74,925,374.89	(42,019,019.39)	(75,695,909.47)	(96,016.00)

	CCAN Cboe Canada Holdings ULC	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSG Cboe Switzerland GbmH	CXE Cboe Chi-X Europe Limited	DEI Direct Edge LLC
Revenues:										
Transaction and clearing fees	-	20,809.80	-	-	-	-	-	-	-	-
Access and capacity fees	-	2,657,474.48	-	-	-	-	-	-	-	-
Market data fees	-	-	-	13,978,424.31	-	-	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-
Other revenue	-	1,111,640.93	-	12,591,505.66	1,240,113.50	-	165,372.14	-	-	-
Total revenues	-	3,789,925.21	-	26,569,929.97	1,240,113.50	-	165,372.14	-	-	-
Cost of revenues:										
Liquidity payments	-	3,231.92	-	-	-	-	-	-	-	-
Routing and clearing	-	-	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	6,670,730.22	-	-	-	-	-	-
Other cost of revenue	-	-	-	-	-	-	-	-	-	-
Total cost of revenue	-	3,231.92	-	6,670,730.22	-	-	-	-	-	-
Revenues less cost of revenues	-	3,786,693.29	-	19,899,199.75	1,240,113.50	-	165,372.14	-	-	-
Operating expenses:										
Compensation and benefits	-	1,680,153.37	-	1,643,623.06	53,397.31	15,728.16	-	395,668.38	(3,558.61)	-
Depreciation and amortization	-	-	-	-	-	-	-	-	-	-
Technology support services	-	123,973.72	-	350,575.31	24,766.28	-	-	404.05	-	-
Professional fees and outside services	-	1,415,776.47	34,386.33	1,024,393.63	110,247.77	-	1,417,944.12	154,519.56	18,283.12	-
Travel and promotional expenses	-	39,308.15	-	3,113.93	13,327.07	-	-	3,158.58	-	-
Facilities cost	-	92,591.48	-	-	66,690.73	-	4,583,860.21	26,658.35	-	-
Acquisition-related costs	1,168,349.89	-	-	-	-	-	8,086,100.95	-	-	-
Other expenses	-	32,538.56	-	140,042.32	15,139.58	79.09	10,095.00	17,015.21	7,016.62	-
Total operating expenses	1,168,349.89	3,384,341.75	34,386.33	3,161,748.25	283,568.74	15,807.25	14,098,000.28	597,424.13	21,741.13	-
Operating income (loss)	(1,168,349.89)	402,351.54	(34,386.33)	16,737,451.50	956,544.76	(15,807.25)	(13,932,628.14)	(597,424.13)	(21,741.13)	-
Non operating (income) expense:										
Interest expense, net	-	159,396.39	-	-	14,838.67	-	-	-	(91.67)	-
Other non operating income/expense	-	-	-	-	-	-	-	-	-	-
Income (loss) before income tax provision (benefit)	(1,168,349.89)	242,955.15	(34,386.33)	16,737,451.50	941,706.09	(15,807.25)	(13,932,628.14)	(597,424.13)	(21,649.46)	-
Income tax provision (benefit)	(119,082.20)	(11,709.82)	(8,596.30)	4,063,774.00	82,979.75	-	(3,605,766.00)	(382.00)	29,780.85	-
Net Income	(1,049,267.69)	254,664.97	(25,790.03)	12,673,677.50	858,726.34	(15,807.25)	(10,326,862.14)	(597,042.13)	(51,430.31)	-
Net income allocated to common shareholders	(1,049,267.69)	254,664.97	(25,790.03)	12,673,677.50	858,726.34	(15,807.25)	(10,326,862.14)	(597,042.13)	(51,430.31)	-

	ECCP EuroCCP	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC
Revenues:										
Transaction and clearing fees	20,779,137.78	103,870,727.97	534,159,104.55	-	-	-	-	335,773.77	-	48,823,408.57
Access and capacity fees	838,400.00	18,559,567.65	26,126,273.55	-	-	-	-	-	-	7,938,744.18
Market data fees	-	19,295,532.88	48,978,060.29	8,655,781.33	-	-	-	-	-	652,361.42
Regulatory fees	-	47,433,985.78	152,411,319.27	-	-	-	-	-	-	-
Other revenue	5,841,714.01	-	339,000.00	966,936.95	746,640.38	247,019.91	971,658.49	-	4,615,241.47	83,875.56
Total revenues	27,459,251.79	189,159,814.28	762,013,757.66	9,622,718.28	746,640.38	247,019.91	971,658.49	335,773.77	4,615,241.47	57,498,389.73
Cost of revenues:										
Liquidity payments	-	89,836,483.72	499,673,610.43	-	-	-	-	-	-	-
Routing and clearing	6,825,561.24	-	111,805.23	-	-	-	-	-	-	130,748.60
Section 31 fees	-	47,417,352.45	151,697,671.01	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-	-
Other cost of revenue	(587,700.91)	-	-	23,650.00	-	-	-	-	-	9,185.35
Total cost of revenue	6,237,860.33	137,253,836.17	651,483,086.67	23,650.00	-	-	-	-	-	139,933.95
Revenues less cost of revenues	21,221,391.46	51,905,978.11	110,530,670.99	9,599,068.28	746,640.38	247,019.91	971,658.49	335,773.77	4,615,241.47	57,358,455.78
Operating expenses:										
Compensation and benefits	5,633,308.30	4,183,269.19	25,546,997.33	134,113.30	546,240.57	197,519.52	482,226.49	380,449.53	4,022,962.41	(11,671.61)
Depreciation and amortization	744,266.75	829,584.05	4,743,500.26	2,426,480.71	-	-	5,571.79	-	4,978.50	42,991.83
Technology support services	3,881,563.33	2,082,058.01	9,717,027.34	2,256,797.29	1,320.41	569.71	32,003.43	54,000.00	359,639.54	288,361.12
Professional fees and outside services	4,473,922.32	2,646,509.76	7,027,852.83	1,331,427.20	34,456.42	16,048.07	66,602.65	145,287.05	55,784.80	5,874,822.36
Travel and promotional expenses	28,141.43	92,560.94	703,985.13	178,776.30	-	-	8,633.54	-	14,548.80	13,233.42
Facilities cost	246,646.49	30,628.47	1,494,478.90	269,340.80	85,579.05	1,000.13	56,390.31	48,000.00	130,306.97	-
Acquisition-related costs	-	-	-	3,429.03	-	-	-	-	-	-
Other expenses	351,435.65	1,231,940.78	3,820,490.99	293,537.67	12,819.55	10,418.18	17,540.22	19,329.52	79,889.25	63,371.42
Total operating expenses	15,359,284.27	11,096,551.20	53,054,332.78	6,893,902.30	680,416.00	225,555.61	668,968.43	647,066.10	4,668,110.27	6,271,108.54
Operating income (loss)	5,862,107.19	40,809,426.91	57,476,338.21	2,705,165.98	66,224.38	21,464.30	302,690.06	(311,292.33)	(52,868.80)	51,087,347.24
Non operating (income) expense:										
Interest expense, net	7,054,502.71	-	(13,220.57)	(2,683.25)	1,141.99	4,326.19	1,642.38	-	235.89	241,061.43
Other non operating income/expense	(31,990,995.03)	-	-	-	-	-	-	-	-	-
Income (loss) before income tax provision (benefit)	30,798,599.51	40,809,426.91	57,489,558.78	2,707,849.23	65,082.39	17,138.11	301,047.68	(311,292.33)	(53,104.69)	50,846,285.81
Income tax provision (benefit)	847,137.13	11,677,899.00	16,461,943.00	643,761.00	29,844.01	3,157.44	18,802.10	-	253.98	-
Net Income	29,951,462.38	29,131,527.91	41,027,615.78	2,064,088.23	35,238.38	13,980.67	282,245.58	(311,292.33)	(53,358.67)	50,846,285.81
Net income allocated to common shareholders	29,951,462.38	29,131,527.91	41,027,615.78	2,064,088.23	35,238.38	13,980.67	282,245.58	(311,292.33)	(53,358.67)	50,846,285.81

	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TCM TCM Corp.
Revenues:								
Transaction and clearing fees	-	-	-	-	-	-	-	-
Access and capacity fees	-	-	-	-	-	-	78,942.90	-
Market data fees	-	-	-	15,443,000.66	-	-	327,113.05	-
Regulatory fees	-	-	-	-	-	-	-	-
Other revenue	-	-	808,627.00	15,562.68	-	-	2,502,366.82	-
Total revenues	-	-	808,627.00	15,458,563.34	-	-	2,908,422.77	-
Cost of revenues:								
Liquidity payments	-	-	-	-	-	-	-	-
Routing and clearing	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-
Other cost of revenue	-	-	-	-	-	-	-	-
Total cost of revenue	-	-	-	-	-	-	-	-
Revenues less cost of revenues	-	-	808,627.00	15,458,563.34	-	-	2,908,422.77	-
Operating expenses:								
Compensation and benefits	-	-	633,658.78	458,711.80	-	-	107,456.35	-
Depreciation and amortization	-	-	12,018.91	1,613,888.26	-	-	375,576.96	-
Technology support services	-	-	10,934.95	2,772,420.18	-	-	959,996.78	-
Professional fees and outside services	-	-	48,247.77	560,002.18	-	-	56,349.99	-
Travel and promotional expenses	-	-	1,149.48	733,157.85	-	-	23,748.65	-
Facilities cost	-	-	25,877.19	61,393.75	-	-	75,628.35	-
Acquisition-related costs	-	-	-	1,882.08	-	-	-	-
Other expenses	-	-	16,571.20	201,736.50	-	-	36,400.68	-
Total operating expenses	-	-	748,458.28	6,403,192.60	-	-	1,635,157.76	-
Operating income (loss)	-	-	60,168.72	9,055,370.74	-	-	1,273,265.01	-
Non operating (income) expense:								
Interest expense, net	-	-	-	(68.64)	-	(776,148.23)	-	-
Other non operating income/expense	311,292.33	-	9,622.40	-	-	(20,923,968.85)	-	-
Income (loss) before income tax provision (benefit)	(311,292.33)	-	50,546.32	9,055,439.38	-	21,700,117.08	1,273,265.01	-
Income tax provision (benefit)	-	-	(48,640.00)	1,994,185.00	(32,378.00)	3,884,579.00	(366,620.00)	-
Net Income	(311,292.33)	-	99,186.32	7,061,254.38	32,378.00	17,815,538.08	1,639,885.01	-
Net income allocated to common shareholders	(311,292.33)	-	99,186.32	7,061,254.38	32,378.00	17,815,538.08	1,639,885.01	-

	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations	Total
Revenues:						
Transaction and clearing fees	-	91,563,673.06	2,833,022.88	-	(4,843,763.38)	2,417,848,873.50
Access and capacity fees	-	-	113.56	-	(752,226.37)	236,644,134.76
Market data fees	-	-	119,954.34	-	(2,287,162.85)	232,061,646.45
Regulatory fees	-	-	-	-	-	500,214,248.88
Other revenue	-	-	-	-	(10,359,478.58)	40,276,345.03
Total revenues	-	91,563,673.06	2,953,090.78	-	(18,242,631.18)	3,427,045,248.62
Cost of revenues:						
Liquidity payments	-	-	-	-	(6,650.78)	1,554,003,513.28
Routing and clearing	-	66,546,894.06	3,156.48	-	(4,837,112.60)	70,303,874.19
Section 31 fees	-	-	-	-	-	465,062,934.64
Royalty fees	-	-	(163.92)	-	-	83,444,761.17
Other cost of revenue	-	177,100.04	-	-	-	(52,745.71)
Total cost of revenue	-	66,723,994.10	2,992.56	-	(4,843,763.38)	2,172,762,337.57
Revenues less cost of revenues	-	24,839,678.96	2,950,098.22	-	(13,398,867.80)	1,254,282,911.05
Operating expenses:						
Compensation and benefits	-	2,808,996.66	496,891.59	-	-	224,922,565.38
Depreciation and amortization	-	-	1,238,787.61	-	-	158,492,720.55
Technology support services	-	3,682,518.76	357,473.39	-	(2,970,601.02)	54,502,380.75
Professional fees and outside services	-	552,552.80	269,179.53	-	(10,220,202.05)	60,471,350.02
Travel and promotional expenses	-	236,857.52	13,621.99	-	-	6,527,846.08
Facilities cost	-	749,853.75	20,760.71	-	-	17,643,576.35
Acquisition-related costs	-	-	-	-	-	45,270,411.45
Other expenses	-	808,505.92	28,205.79	-	-	24,269,641.18
Total operating expenses	-	8,839,285.41	2,424,920.61	-	(13,190,803.07)	592,100,491.76
Operating income (loss)	-	16,000,393.55	525,177.61	-	(208,064.73)	662,182,419.29
Non operating (income) expense:						
Interest expense, net	(33,447.10)	(7,923.52)	(1,569.04)	(225,699.98)	-	37,268,813.78
Other non operating income/expense	-	-	-	-	72,046,792.97	(35,332,696.68)
Income (loss) before income tax provision (benefit)	33,447.10	16,008,317.07	526,746.65	225,699.98	(72,254,857.70)	660,246,302.19
Income tax provision (benefit)	7,024.00	4,594,088.00	-	56,470.00	-	192,224,831.55
Net Income	26,423.10	11,414,229.07	526,746.65	169,229.98	(72,254,857.70)	468,021,470.64
Net income allocated to common shareholders	26,423.10	11,414,229.07	526,746.65	169,229.98	(72,254,857.70)	468,021,470.64

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2020
(unaudited)

	Total	BETP Cboe ETF.com, Inc.	BGMH Bats Global Markets Holdings, Inc.	BIDS BIDS Global Services LLC	BIDSHOLD BIDS Holdings L.P.
Current assets					
Cash and cash equivalents	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Financial investments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Accounts receivable, net	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Marketing fee receivable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Margin deposits and clearing funds	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income tax receivable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Prepaid expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other current assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total current assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Investments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Property held for sale	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Property & Equipment	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating lease right of use asset	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Goodwill	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Intangible assets, net	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other assets, net	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current liabilities					
Accounts payable and accrued liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Section 31 fees payable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Margin deposits and clearing funds	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income taxes payable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current portion of contingent consideration liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current portion of long-term debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred tax liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total current liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Long-term debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-current operating lease liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Contingent consideration liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Unrecognized tax benefits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred income taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other non-current liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-controlling interest	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Common stock	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Treasury stock	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Additional paid-in capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Accumulated other comprehensive income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Retained earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total stockholders' equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CBOE Cboe C1 Exchange, Inc.
Current assets								
Cash and cash equivalents	94,903.03	53,677.44	14,416,263.54	54,930,383.84	100.00	-	-	519,360.00
Financial investments	-	-	-	(0.01)	-	-	-	-
Accounts receivable, net	1,203,509.35	81,650.52	4,436,820.11	32,162,594.12	5,745,663.95	240,037,241.95	1,462,026,966.47	1,331,854,058.66
Marketing fee receivable	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-
Income tax receivable	15,185.56	-	-	-	(30,104.72)	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-
Other current assets	29,951.99	892.64	182,053.35	1,519,201.49	-	-	-	1,531,576.06
Total current assets	1,343,549.93	136,220.60	19,035,137.00	88,612,179.44	5,715,659.23	240,037,241.95	1,462,026,966.47	1,333,904,994.72
Investments	-	-	-	54,169,758.88	823,069,269.10	-	-	2,251,826.76
Property held for sale	-	-	-	-	-	-	-	-
Property & Equipment	56,335.19	-	-	9,202,101.29	-	-	-	(51,798,114.26)
Operating lease right of use asset	133,197.14	-	-	5,931,683.42	-	-	-	-
Goodwill	-	-	-	286,842,051.57	-	-	-	-
Intangible assets, net	-	-	-	351,938,446.81	-	-	-	323,246.91
Other assets, net	-	-	-	1,501,048.66	-	3,407,154.84	7,430,441.63	61,845,757.94
Total assets	1,533,082.26	136,220.60	19,035,137.00	798,197,270.07	828,784,928.33	243,444,396.79	1,469,457,408.10	1,346,527,712.07
Current liabilities								
Accounts payable and accrued liabilities	(214,983.22)	(13,239.53)	(886,460.20)	(29,387,072.49)	(10,264,570.30)	(201,420,018.10)	(1,355,046,723.33)	(964,921,923.00)
Section 31 fees payable	-	-	-	-	-	(12,952,867.70)	(56,015,721.64)	(8,379,625.88)
Deferred revenue	-	-	-	(218,782.21)	-	(287,500.07)	(384,857.03)	(7,205,599.38)
Margin deposits and clearing funds	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	(3,894,107.76)	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-
Total current liabilities	(214,983.22)	(13,239.53)	(886,460.20)	(33,499,962.46)	(10,264,570.30)	(214,660,385.87)	(1,411,447,302.00)	(980,507,148.26)
Long-term debt	-	-	-	-	(37,576,363.15)	-	-	-
Non-current operating lease liabilities	(26,706.03)	-	-	(3,266,481.58)	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-	-	-
Unrecognized tax benefits	-	-	-	-	-	(7,618,226.00)	(21,178,880.00)	(80,021,338.00)
Deferred income taxes	837,034.35	-	-	(65,298,491.03)	-	2,536,878.00	6,085,191.00	10,122,812.00
Other non-current liabilities	-	-	-	(1,298,970.16)	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-
Common stock	-	-	-	(14.84)	-	(1.00)	(1.00)	(10.00)
Treasury stock	-	-	-	-	-	-	-	-
Additional paid-in capital	(2,128,427.35)	(122,981.07)	(18,148,676.80)	(737,652,226.45)	(630,289,063.44)	135,058,007.37	397,876,382.97	468,834,199.00
Accumulated other comprehensive income	(0.01)	-	-	(7,374,605.55)	(97,656,039.66)	-	-	2,019.97
Retained earnings	-	-	-	50,193,482.11	(52,998,891.78)	(158,760,669.29)	(440,792,799.07)	(764,958,246.78)
Total stockholders' equity	(2,128,427.36)	(122,981.07)	(18,148,676.80)	(694,833,364.73)	(780,943,994.88)	(23,702,662.92)	(42,916,417.10)	(296,122,037.81)
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	(1,533,082.26)	(136,220.60)	(19,035,137.00)	(798,197,269.96)	(828,784,928.33)	(243,444,396.79)	(1,469,457,408.10)	(1,346,527,712.07)

	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV
Current assets								
Cash and cash equivalents	-	11,180,789.54	51,844,604.82	-	292,538.90	-	7,835,818.59	-
Financial investments	-	-	92,086,314.16	-	-	-	(0.03)	-
Accounts receivable, net	362,442,609.68	393,386,037.36	4,706,408,105.22	194,496,666.05	4,848,963.96	525,685.94	1,366,404.20	-
Marketing fee receivable	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-
Income tax receivable	-	-	52,019,878.00	-	9,614.36	0.78	-	8,664.33
Prepaid expenses	-	-	-	-	-	-	-	-
Other current assets	0.09	43,333.32	15,204,153.79	-	19,695.55	(0.01)	51,575.93	-
Total current assets	362,442,609.77	404,610,160.22	4,917,563,055.99	194,496,666.05	5,170,812.77	525,686.71	9,253,798.69	8,664.33
Investments	-	-	3,281,219,758.83	540,406,286.43	-	76,945,982.80	-	-
Property held for sale	-	-	-	-	-	-	-	-
Property & Equipment	(424,561.45)	-	65,346,229.34	(224,999.55)	-	-	-	-
Operating lease right of use asset	-	-	-	100,651,425.04	-	-	-	-
Goodwill	-	-	-	2,286,704,393.92	-	-	-	-
Intangible assets, net	-	-	-	1,126,146,671.78	-	-	-	-
Other assets, net	4,483,382.42	-	30,085,088.50	4,179,347.09	-	-	-	-
Total assets	366,501,430.74	404,610,160.22	8,294,214,132.66	4,252,359,790.76	5,170,812.77	77,471,669.51	9,253,798.69	8,664.33
Current liabilities								
Accounts payable and accrued liabilities	(327,905,984.67)	(112,934,298.31)	(5,296,928,831.46)	(182,907,780.58)	(5,163,444.38)	(1,739,144.27)	(2,505,050.79)	(34,658.45)
Section 31 fees payable	(1,211,625.32)	-	-	-	-	-	-	-
Deferred revenue	(899,709.00)	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-
Income taxes payable	-	-	(0.26)	-	-	(227,230.18)	(2,523.88)	-
Current portion of contingent consideration liabilities	-	-	(5,500,000.00)	-	-	(5,711,185.17)	-	-
Current portion of long-term debt	-	-	(68,688,289.50)	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-
Total current liabilities	(330,017,318.99)	(112,934,298.31)	(5,371,117,121.22)	(182,907,780.58)	(5,163,444.38)	(7,677,559.62)	(2,507,574.67)	(34,658.45)
Long-term debt	-	-	(1,135,181,975.05)	-	-	-	-	-
Non-current operating lease liabilities	-	-	-	(125,836,287.42)	-	-	-	-
Contingent consideration liabilities	-	-	(4,500,000.00)	-	-	(6,489,065.70)	-	-
Unrecognized tax benefits	(2,050,764.00)	(20,810,777.00)	(1,345,751.00)	(34,298.00)	-	-	-	-
Deferred income taxes	2,477,888.00	3,088,022.00	(16,527,145.00)	(268,924,072.00)	12,030.22	346,975.69	-	-
Other non-current liabilities	-	-	(25,722,817.39)	-	(21,028.54)	-	0.04	-
Non-controlling interest	-	-	-	-	-	-	-	-
Common stock	(10.00)	-	(1,259,989.67)	(968,551.01)	-	-	(132.03)	-
Treasury stock	-	-	1,248,268,295.93	-	7,372.16	-	-	-
Additional paid-in capital	(44,999,990.00)	100,000,000.00	(2,648,143,667.00)	(3,310,680,580.06)	(89,866.14)	(62,852,079.32)	(7,196,668.16)	-
Accumulated other comprehensive income	-	-	(63,375,791.74)	(97,656,039.10)	(18,309.26)	(1,849,208.25)	365,737.50	204.09
Retained earnings	8,088,764.25	(373,953,106.91)	(275,308,170.52)	(265,352,182.59)	102,433.17	1,049,267.69	84,838.63	25,790.03
Total stockholders' equity	(36,911,235.75)	(273,953,106.91)	(1,739,819,323.00)	(3,674,657,352.76)	1,629.93	(63,652,019.88)	(6,746,224.06)	25,994.12
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	(366,501,430.74)	(404,610,160.22)	(8,294,214,132.66)	(4,252,359,790.76)	(5,170,812.77)	(77,471,669.51)	(9,253,798.69)	(8,664.33)

	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSG Cboe Switzerland GbmH	CXE Cboe Chi-X Europe Limited
Current assets						
Cash and cash equivalents	-	1,077,628.05	-	46,055.29	-	369,981.97
Financial investments	-	-	-	-	-	-
Accounts receivable, net	32,742,058.73	4,729,020.46	-	3,778,747.90	50,523.81	219,917.31
Marketing fee receivable	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-
Income tax receivable	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-
Other current assets	-	26,781.83	-	28,022.48	9,156.59	-
Total current assets	32,742,058.73	5,833,430.34	-	3,852,825.67	59,680.40	589,899.28
Investments	-	-	-	-	-	-
Property held for sale	-	-	-	70,503,361.93	-	-
Property & Equipment	-	-	-	(57,503,361.93)	-	-
Operating lease right of use asset	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-
Intangible assets, net	-	-	-	-	-	-
Other assets, net	-	11,578.64	-	-	4,883.67	-
Total assets	32,742,058.73	5,845,008.98	-	16,852,825.67	64,564.07	589,899.28
Current liabilities						
Accounts payable and accrued liabilities	(17,185,422.80)	(5,030,835.09)	(16,067.02)	(8,099,973.76)	(657,739.86)	(224,671.78)
Section 31 fees payable	-	-	-	-	-	-
Deferred revenue	(314,066.40)	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-
Income taxes payable	-	(82,419.75)	-	-	-	5,037.85
Current portion of contingent consideration liabilities	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-
Total current liabilities	(17,499,489.20)	(5,113,254.84)	(16,067.02)	(8,099,973.76)	(657,739.86)	(219,633.93)
Long-term debt	-	-	-	-	-	-
Non-current operating lease liabilities	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-
Unrecognized tax benefits	-	-	-	(145,497.00)	-	-
Deferred income taxes	-	-	-	2,198,571.00	382.00	-
Other non-current liabilities	-	-	-	-	-	53.75
Non-controlling interest	-	-	-	-	-	-
Common stock	-	-	-	-	-	(4,336,597.73)
Treasury stock	-	-	-	-	69.85	-
Additional paid-in capital	(63,883.07)	(230,419.19)	-	(61,419,915.44)	(6,916.52)	3,788,068.32
Accumulated other comprehensive income	-	18,009.98	259.77	-	2,598.33	14,373.04
Retained earnings	(15,178,686.46)	(519,344.93)	15,807.25	50,613,989.53	597,042.13	163,837.27
Total stockholders' equity	(15,242,569.53)	(731,754.14)	16,067.02	(10,805,925.91)	592,793.79	(370,319.10)
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	(32,742,058.73)	(5,845,008.98)	-	(16,852,825.67)	(64,564.07)	(589,899.28)

	DEI Direct Edge LLC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current assets								
Cash and cash equivalents	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Financial investments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Accounts receivable, net	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Marketing fee receivable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Margin deposits and clearing funds	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income tax receivable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Prepaid expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other current assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total current assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Investments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Property held for sale	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Property & Equipment	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating lease right of use asset	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Goodwill	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Intangible assets, net	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other assets, net	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current liabilities								
Accounts payable and accrued liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Section 31 fees payable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Margin deposits and clearing funds	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income taxes payable	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current portion of contingent consideration liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current portion of long-term debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred tax liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total current liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Long-term debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-current operating lease liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Contingent consideration liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Unrecognized tax benefits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred income taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other non-current liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-controlling interest	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Common stock	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Treasury stock	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Additional paid-in capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Accumulated other comprehensive income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Retained earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total stockholders' equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC
Current assets								
Cash and cash equivalents	1,800,699.84	8,312,569.67	-	-	-	366,841.63	1,761,975.15	-
Financial investments	-	-	-	-	-	-	-	-
Accounts receivable, net	610,370.55	20,485,344.31	93,819,768.83	-	7,981.92	3,039,880.21	17,187,559.65	88,370.14
Marketing fee receivable	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-
Income tax receivable	-	125,607.64	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-
Other current assets	7,000.00	80,288.65	189,737.33	-	-	184.12	38,964.62	-
Total current assets	2,418,070.39	29,003,810.27	94,009,506.16	-	7,981.92	3,406,905.96	18,988,499.42	88,370.14
Investments	-	-	-	(66,189,178.99)	-	-	-	-
Property held for sale	-	-	-	-	-	-	-	-
Property & Equipment	-	18,441.79	11,326.80	-	-	5,323.40	(580,872.75)	-
Operating lease right of use asset	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	31,018,567.86	-
Intangible assets, net	976,543.38	-	-	-	-	-	8,170,325.58	-
Other assets, net	-	6,005.56	-	-	-	2,250.00	928,794.28	-
Total assets	3,394,613.77	29,028,257.62	94,020,832.96	(66,189,178.99)	7,981.92	3,414,479.36	58,525,314.39	88,370.14
Current liabilities								
Accounts payable and accrued liabilities	(1,136,738.47)	(20,385,454.81)	(33,105,477.05)	-	-	(3,133,165.09)	(34,025,596.79)	(3,417,158.37)
Section 31 fees payable	-	-	-	-	-	-	-	-
Deferred revenue	-	-	-	-	-	-	(0.03)	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-
Income taxes payable	-	1.02	-	-	-	(11,120.00)	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	(4,000,000.00)	-
Current portion of long-term debt	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-
Total current liabilities	(1,136,738.47)	(20,385,453.79)	(33,105,477.05)	-	-	(3,144,285.09)	(38,025,596.82)	(3,417,158.37)
Long-term debt	-	-	-	-	-	-	-	-
Non-current operating lease liabilities	-	-	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-	(6,500,000.00)	-
Unrecognized tax benefits	-	-	-	-	-	-	-	(309,107.00)
Deferred income taxes	-	197,626.60	-	-	-	-	(517,931.00)	66,289.00
Other non-current liabilities	-	6,061.03	-	-	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-
Common stock	-	-	-	-	-	-	-	-
Treasury stock	-	-	-	-	-	-	-	-
Additional paid-in capital	(6,363,930.01)	(4,434,223.84)	94,681,787.19	90,279,424.99	-	2,566.85	(3,768,340.67)	33,721,917.02
Accumulated other comprehensive income	-	(130,614.65)	-	-	-	-	-	-
Retained earnings	4,106,054.71	(4,281,652.97)	(155,597,143.10)	(24,090,246.00)	(7,981.92)	(272,761.12)	(9,713,445.90)	(30,150,310.79)
Total stockholders' equity	(2,257,875.30)	(8,846,491.46)	(60,915,355.91)	66,189,178.99	(7,981.92)	(270,194.27)	(13,481,786.57)	3,571,606.23
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	(3,394,613.77)	(29,028,257.62)	(94,020,832.96)	66,189,178.99	(7,981.92)	(3,414,479.36)	(58,525,314.39)	(88,370.14)

	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TCM TCM Corp.	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Current assets								
Cash and cash equivalents	-	-	-	-	31,057,027.53	3,951,107.56	-	180,000.00
Financial investments	-	-	-	-	499,664.59	-	-	(200,000.00)
Accounts receivable, net	4,899,662.01	3,786,601.64	-	33,447.10	224,507,640.05	1,159,579.16	304,016.65	(10,208,844,662.79)
Marketing fee receivable	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	410,000.00
Income tax receivable	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-
Other current assets	-	11,102.00	-	-	-	29,743.41	-	(300,000.00)
Total current assets	4,899,662.01	3,797,703.64	-	33,447.10	256,064,332.17	5,140,430.13	304,016.65	(10,208,754,662.79)
Investments	843,412,268.89	-	82,169.47	25,296,300.33	-	-	2,928,216.50	(6,352,647,350.32)
Property held for sale	-	-	-	-	-	-	-	(57,503,361.93)
Property & Equipment	-	-	-	-	-	91,777.90	-	121,019,930.11
Operating lease right of use asset	-	-	-	-	-	-	-	-
Goodwill	105,336,844.00	6,680,000.00	-	-	19,628.00	36,362,580.88	-	-
Intangible assets, net	-	1,060,673.00	-	-	-	37,419,278.48	-	(800,000.00)
Other assets, net	37,576,363.15	-	-	818,000.00	-	-	3,700,000.00	(101,080,931.39)
Total assets	991,225,138.05	11,538,376.64	82,169.47	26,147,747.43	256,083,960.17	79,014,067.39	6,932,233.15	(16,599,766,376.32)
Current liabilities								
Accounts payable and accrued liabilities	(12,714,847.34)	(9,394,756.04)	-	(825,024.00)	(228,562,420.81)	(1,530,474.55)	(71,969.00)	10,209,394,598.06
Section 31 fees payable	-	-	-	-	(980,004.84)	-	-	-
Deferred revenue	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	-	(0.14)	-	-	-
Current portion of contingent consideration liabilities	-	2.72	-	-	-	-	-	40,000.00
Current portion of long-term debt	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-
Total current liabilities	(12,714,847.34)	(9,394,753.32)	-	(825,024.00)	(229,542,425.79)	(1,530,474.55)	(71,969.00)	10,209,434,598.06
Long-term debt	-	-	-	-	-	-	-	37,576,363.15
Non-current operating lease liabilities	-	-	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-	-	-
Unrecognized tax benefits	(12,548,258.00)	-	-	-	(1,672,349.00)	-	-	-
Deferred income taxes	(53,161,112.00)	1,905,639.00	-	-	332,282.00	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-
Common stock	(2.00)	-	-	-	(1.00)	-	(52,635.46)	5,457,957.07
Treasury stock	-	-	-	-	-	-	-	(5,661,581.18)
Additional paid-in capital	(728,187,738.87)	(5,451,303.16)	(80,275.82)	(25,296,300.33)	(6,968,160.85)	(72,808,648.38)	(29,839,256.37)	4,823,308,978.38
Accumulated other comprehensive income	(97,656,039.26)	-	(1,893.65)	-	-	(4,148,197.82)	-	398,897,862.53
Retained earnings	(86,957,140.58)	1,402,040.84	-	(26,423.10)	(18,233,305.53)	(526,746.65)	23,031,627.68	1,130,752,198.25
Total stockholders' equity	(912,800,920.71)	(4,049,262.32)	(82,169.47)	(25,322,723.43)	(25,201,467.38)	(77,483,592.85)	(6,860,264.15)	6,352,755,415.05
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	(991,225,138.05)	(11,538,376.64)	(82,169.47)	(26,147,747.43)	(256,083,960.17)	(79,014,067.40)	(6,932,233.15)	16,599,766,376.26

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

We have audited the accompanying financial statements of Cboe Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe Exchange, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands, except share and per share amounts)

Assets

Current assets:		
Cash	$	519
Accounts receivable		53,524
Receivables from affiliates		455,065
Other assets		16,907
Total current assets		526,015
Investments		2,252
Property and equipment--net of accumulated depreciation of $61,176		2,489
Data processing software--net of accumulated amortization of $54,287		4,536
Goodwill and intangibles, net		323
Deferred income taxes, net		10,123
Notes receivable, net		3,023
Total assets	$	548,761

Liabilities and Stockholder's Deficit

Current liabilities:		
Accounts payable and accrued liabilities	$	41,230
Section 31 fees payable		8,380
Payables to affiliates		475,015
Deferred revenue		7,206
Total current liabilities		531,831
Unrecognized tax benefits		80,400
Stockholder's deficit:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		-
Additional paid-in capital		21,855
Accumulated deficit		(85,325)
Total stockholder's deficit		(63,470)
Total liabilities and stockholder's deficit	$	548,761

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2020
(In thousands)

Revenues:	
Transaction fees	$ 440,984
Access and capacity fees	70,893
Market data fees	20,606
Regulatory fees	52,512
Other revenue	2,958
Total revenues	587,953
Cost of revenues:	
Liquidity payments	5,111
Routing and clearing	15,005
Section 31 fees	25,027
Royalty fees	72,624
Total cost of revenues	117,767
Revenues less cost of revenues	470,186
Operating expenses:	
Compensation and benefits	52,531
Management fee	12,229
Depreciation and amortization	5,050
Technology support services	9,673
Professional fees and outside services	18,836
Travel and promotional expenses	3,907
Facilities costs	8,496
Impairment of investments	11,000
Other expenses	944
Total operating expenses	122,666
Operating income	347,520
Non-operating income (expense):	
Investment income	928
Loss on disposal of assets	(89)
Income before income tax provision	348,359
Income tax provision	99,467
Net income	$ 248,892

See accompanying notes to financial statements.

Cboe Exchange, Inc.

Statement of Changes in Stockholder's Deficit

Year ended December 31, 2020

(In thousands)

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's deficit
Balance at January 1, 2020	$ -	$ 21,855	$ (334,217)	$ (312,362)
Net income	-	-	248,892	248,892
Balance at December 31, 2020	$ -	$ 21,855	$ (85,325)	$ (63,470)

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	248,892
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		5,050
Deferred income tax benefit		(4,115)
Loss on disposal of assets		89
Provision for notes receivable credit losses		839
Impairment of investments		11,000
Changes in assets and liabilities:		
Accounts receivable		(4,119)
Receivables from affiliates		(455,065)
Other assets		(9,339)
Notes receivable		(2,738)
Accounts payable and accrued liabilities		6,012
Section 31 fees payable		2,729
Payables to affiliates		183,362
Deferred revenue		4,605
Unrecognized tax benefits		10,591
Net cash used in operating activities		(2,207)
Cash flows from investing activities:		
Contributions to investments		(306)
Net cash used in investing activities		(306)
Decrease in cash		(2,513)
Cash:		
Beginning of year		3,032
End of year	$	519
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	86,766

See accompanying notes to financial statements.

(in thousands, unless otherwise noted)

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. At December 31, 2020, the Company's total liabilities exceeded total assets by $63,470, which is primarily due to net affiliated payables of $19,950 and liabilities of unrecognized tax benefits of $80,400 allocated from the Parent in accordance with intercompany tax sharing agreements. As a result of this condition, the Company may not be able to meet its obligations. In a letter dated June 14, 2021, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of these amounts or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2020, until subsequent to June 30, 2022.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. On March 13, 2020, the Cboe Options trading floor was temporarily closed and transitioned to all-electronic trading mode as a precautionary measure to reduce the risk of COVID-19. The Cboe Options trading floor reopened on June 15, 2020 and is accommodating open-outcry trading activity with a modified floor layout, with stringent health and safety protocols in place for the well-being of the trading floor community, which includes Cboe associates and trading permit holders. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Company's cash is exposed to concentrations of credit risk. The Company maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 4 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent investments in OCC and Signal Trading Systems, LLC ("Signal Trading"). The investment in OCC is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held. The investments in Signal Trading is accounted for under the equity method.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

(i) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The

(continued)

Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligation.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the Securities and Exchange Commission ("SEC") for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(continued)

(in thousands, unless otherwise noted)

(3) Investments

Cboe holds a 20% investment in OCC which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2020. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy.

In May 2010, Cboe acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "PULSe," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. The Company accounts for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade.

During the year, the Company commenced an initiative to migrate PULSe, the multi-asset front-end order entry system operated by Signal Trading, and its related activity to Silexx, a wholly-owned subsidiary of the Parent. PULSe was decommissioned as of December 31, 2020, and the joint venture with FlexTrade was wound down during the first quarter of 2021. Given the more-likely-than-not expectation that Signal was to be disposed of as of December 31, 2020, the Company concluded that the remaining investment in Signal had no future economic value and was written off in the amount of $11.0 million as of December 31, 2020. The loss related to the write-off was included within impairment of investments in the statement of income.

The following table presents the Company's investments as of December 31, 2020:

Investment in OCC	$	333
Investment in Signal Trading Investments		1,919
Total investments	$	2,252

(4) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT

(continued)

(in thousands, unless otherwise noted)

funding model, an additional $0.8 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.0 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 3,100	$ 839	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$ 52,531
Management fee	12,229
Technology support services	9,860
Professional fees and outside services	7,243
Travel and promotional expenses	1,956
Facilities costs	7,479
	$ 91,298

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

Royalties	$ 14,704
Marketing fee payable	11,064
Accounts payable	10,079
Other	5,383
	$ 41,230

(in thousands, unless otherwise noted)

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2020:

	Balance at January 1, 2020	Cash Additions	Revenue Recognition	Balance at December 31, 2020
Option regulatory fee (1)	$ 2,547	$ 4,555	$ 102	$ 7,204
Liquidity provider sliding scale	—	9,600	(9,600)	—
Other, net	54	177	(229)	2
Total deferred revenue	$ 2,601	$ 14,332	$ (9,727)	$ 7,206

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:	
Unrecognized tax benefits	$ 11,895
Allowance for credit losses	1,027
Investments	871
Other	27
Subtotal	13,820
Valuation allowance	(871)
Total deferred tax assets	$ 12,949
Deferred tax liabilities:	
Property and equipment	(1,350)
Accrued compensation	(1,077)
Prepaid expenses	(399)
Total deferred tax liabilities	(2,826)
Net deferred tax assets	$ 10,123

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $871 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:	
Federal	$ 70,712
State	32,870
Total current tax expense	103,582
Deferred income tax benefit:	
Federal	(3,798)
State	(317)
Total deferred income tax benefit	(4,115)
Income tax provision	$ 99,467

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 73,156	21.0%
(Decrease) increase in income tax resulting from:		
Foreign-derived intangible income	(788)	-0.2%
Permanent items - other	68	0.0%
State income taxes	17,193	4.9%
Change in uncertain tax positions	8,343	2.4%
Change in valuation allowance	1,338	0.4%
Other	157	0.1%
Income tax provision	$ 99,467	28.6%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$ 59,909
Gross increases on tax positions in current period	11,487
Gross increases on tax positions in prior period	949
Lapse of statute of limitations	(4,181)
Balance at December 31, 2020	$ 68,164

As of December 31, 2020, the Company had $68.5 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitation and potential audit settlements during the next twelve months are estimated to be approximately $0.1 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $2.3 million for the period ended December 31, 2020. Accrued interest and penalties were $12.2 million as of December 31, 2020.

(continued)

(in thousands, unless otherwise noted)

The Company's open tax years are generally 2017 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the U.S. Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(9) Commitments and Contingencies

Purchase Obligations

Purchase obligations include an estimate of the minimum outstanding obligations under agreements to purchase goods or services that the Company believes are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or minimum and maximum amounts to be paid, and the approximate timing of the transaction. Purchase obligations include licensing agreements with various licensors which contain annual minimum fee requirements that total $361.6 million for the next five years. Purchase obligations exclude agreements that are cancellable at any time without penalty.

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any

(in thousands, unless otherwise noted)

proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Cboe Options and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC

(in thousands, unless otherwise noted)

entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

VIX Litigation

On March 20, 2018, a putative class action complaint captioned Tomasulo v. Cboe Exchange, Inc., et al., No. 18-cv-02025 was filed in federal district court for the Northern District of Illinois alleging that the Company intentionally designed its products, operated its platforms, and formulated the method for calculating VIX and the Special Opening Quotation, (i.e., the special VIX value designed by the Company and calculated on the settlement date of VIX derivatives prior to the opening of trading), in a manner that could be collusively manipulated by a group of entities named as John Doe defendants. A number of similar putative class actions, some of which do not name the Company as a party, were filed in federal court in Illinois and New York on behalf of investors in certain volatility-related products. On June 14, 2018, the Judicial Panel on Multidistrict Litigation centralized the putative class actions in the federal district court for the Northern District of Illinois. On September 28, 2018, plaintiffs filed a master, consolidated complaint that is a putative class action alleging various claims against the Company and John Doe defendants in the federal district court for the Northern District of Illinois. The claims asserted against the Company consist of a Securities Exchange Act fraud claim, three Commodity Exchange Act claims and a state law negligence claim. Plaintiffs request a judgment awarding class damages in an unspecified amount, as well as punitive or exemplary damages in an unspecified amount, prejudgment interest, costs including attorneys' and experts' fees and expenses and such other relief as the court may deem just and proper. On November 19, 2018, the Company filed a motion to dismiss the master consolidated complaint and the plaintiffs filed their response on January 7, 2019. The Company filed its reply on January 28, 2019. On May 29, 2019, the federal district court for the Northern District of Illinois granted the Company's motion to dismiss plaintiffs' entire complaint against the Company. The state law negligence claim was dismissed with prejudice and the other claims were dismissed without prejudice with leave to file an amended complaint, which plaintiffs filed on July 19, 2019. On August 28, 2019, the Company filed its second motion to dismiss the amended consolidated complaint and plaintiffs filed their response on October 8, 2019. On January 27, 2020, the federal district court for the Northern District of Illinois granted the Company's second motion to dismiss and all counts against the Company were dismissed with prejudice. On April 21, 2020, the federal district court for the Northern District of Illinois granted plaintiffs' motion to certify the January 27, 2020 dismissal order for an immediate appeal. On May 19, 2020, plaintiffs filed a notice of appeal with the Court of Appeals for the Seventh Circuit ("7th Circuit"), seeking to appeal the April 21, 2020 order granting the entry of partial final judgment and both orders granting the Company's motions to dismiss entered on May 29, 2019 and January 27, 2020. On June 29, 2020, plaintiffs filed their opening brief with the 7th Circuit, on August 28, 2020 the Company filed its opposition brief with the 7th Circuit, on September 7, 2020, CME Group Inc., Intercontinental Exchange, Inc. and National Futures Association filed an amici curiae brief in support of the Company on the Bad Faith Standard with the 7th Circuit and on October 16, 2020, plaintiffs filed their reply brief with the 7th Circuit. Oral arguments were held remotely on November 30, 2020 and the parties are currently awaiting a decision by the 7th Circuit. The Company currently believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

(continued)

(in thousands, unless otherwise noted)

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 9 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

We have audited the accompanying financial statements of Cboe C2 Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe C2 Exchange, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands, except share and per share amounts)

Assets

Current assets:		
Accounts receivable	$	10,796
Receivables from affiliates		41,858
Other assets		1,217
Total current assets		53,871
Deferred income taxes, net		2,478
Notes receivable, net		4,039
Other assets		20
Total assets	$	60,408

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	6,860
Section 31 fees payable		1,212
Payables to affiliates		391
Deferred revenue		900
Total current liabilities		9,363
Unrecognized tax benefits		2,072
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		-
Additional paid-in capital		48,387
Retained earnings		586
Total stockholder's equity		48,973
Total liabilities and stockholder's equity	$	60,408

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Income

Year ended December 31, 2020

(In thousands)

Revenues:	
Transaction fees	$ 112,763
Access and capacity fees	19,016
Market data fees	3,189
Regulatory fees	7,819
Total revenues	142,787
Cost of revenues:	
Liquidity payments	88,870
Routing and clearing	3,754
Section 31 fees	3,294
Royalty fees	565
Total cost of revenues	96,483
Revenues less cost of revenues	46,304
Operating expenses:	
Compensation and benefits	9,209
Management fee	2,119
Depreciation and amortization	97
Technology support services	1,730
Professional fees and outside services	5,625
Travel and promotional expenses	347
Facilities costs	1,456
Other expenses	823
Total operating expenses	21,406
Operating income	24,898
Non-operating income:	
Interest income	14
Income before income tax provision	24,912
Income tax provision	7,064
Net income	$ 17,848

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2020

(In thousands)

	Common stock	Additional paid-in capital	(Accumulated deficit) Retained Earnings	Total stockholder's equity
Balance at January 1, 2020	$ -	$ 48,387	$ (17,262)	$ 31,125
Net income	-	-	17,848	17,848
Balance at December 31, 2020	$ -	$ 48,387	$ 586	$ 48,973

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2020

(In thousands)

Cash flows from operating activities:		
Net income	$	17,848
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		97
Deferred income tax benefit		(120)
Provision for notes receivable credit losses		823
Changes in assets and liabilities:		
Accounts receivable		(3,040)
Receivables from affiliates		(16,981)
Other assets		(360)
Notes receivable		(2,738)
Accounts payable and accrued liabilities		1,950
Section 31 fees payable		392
Payables to affiliates		391
Deferred revenue		900
Unrecognized tax benefits		838
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	3,271

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. ("the Company" or "C2"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the Securities and Exchange Commission ("SEC") for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory

(in thousands, unless otherwise noted)

purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.8 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020, the notes receivable, net balance was $4.0 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 2,981	$ 823	$ -	$ -	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$ 9,209
Management fee	2,119
Technology support services	1,687
Professional fees and outside services	1,218
Travel and promotional expenses	347
Facilities costs	1,300
	$ 15,880

(in thousands, unless otherwise noted)

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

Accounts payable	6,400
Accrued liabilities	460
	$ 6,860

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2020:

	Balance at January 1, 2020	Cash Additions	Revenue Recognition	Balance at December 31, 2020
Options Regulatory Fee (1)	$ —	$ 2,219	$ (1,319)	$ 900
Total deferred revenue	$ —	$ 2,219	$ (1,319)	$ 900

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(7) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2020:

Deferred tax assets:	
Unrecognized tax benefits	$ 376
Allowance for credit losses	1,004
Organizational costs	1,126
Property, plant and equipment, net	7
Investments	18
Subtotal	2,531
Valuation allowance	(18)
Total deferred tax assets	$ 2,513
Deferred tax liabilities:	
Accrued compensation	(11)
Prepaid expenses	(24)
Total deferred tax liabilities	$ (35)
Net deferred tax assets	$ 2,478

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $18 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:	
Federal	$ 4,707
State	2,477
Total current tax expense	7,184
Deferred income tax (benefit) expense:	
Federal	(130)
State	10
Total deferred income tax benefit	(120)
Income tax provision	$ 7,064

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 5,231	21.0%
(Decrease) increase in income tax resulting from:		
Foreign-derived intangible income	(135)	-0.5%
State income taxes	1,314	5.3%
Change in uncertain tax positions	663	2.7%
Change in valuation allowance	21	0.1%
Other	(30)	-0.1%
Income tax provision	$ 7,064	28.5%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$ 1,130
Gross increases on tax positions in current period	784
Gross increases on tax positions in prior period	39
Lapse of statute of limitations	(47)
Balance at December 31, 2020	$ 1,906

As of December 31, 2020, the Company had $1.7 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.1 million for the period ended December 31, 2020. Accrued interest and penalties were $0.2 million as of December 31, 2020.

The Company's open tax years are generally 2017 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the U.S. Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(in thousands, unless otherwise noted)

(8) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

SIFMA

Securities Industry Financial Markets Association (“SIFMA”) has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for C2 and certain of the Parent’s other securities exchanges (collectively, the “Exchanges”) market data products and related services (the “Challenged Fees”). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review (“PFRs”) with the Court of Appeals for the D.C. Circuit (“D.C. Circuit”) seeking to appeal the SEC’s opinion (“Bellwether Case”). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC’s finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the “Order”) that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the “Procedures”) and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges’ conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE’s prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE’s motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to

(in thousands, unless otherwise noted)

reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 7 ("Income Taxes").

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 8 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors’ Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe BYX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BYX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BYX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	12,070
Receivables from affiliates		29,945
Total current assets		42,015
Deferred income taxes		2,537
Notes receivable, net		3,407
Total assets	$	47,959
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	1,856
Section 31 fees payable		12,953
Payables to affiliates		674
Other current liabilities		288
Total current liabilities		15,771
Unrecognized tax benefits		7,618
Stockholder's equity:		
Retained earnings		24,570
Total stockholder's equity		24,570
Total liabilities and stockholder's equity	$	47,959

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Income
Year ended December 31, 2020
(In thousands)

Revenues:		
Transaction fees	$	86,363
Access and capacity fees		19,038
Market data fees		14,136
Regulatory fees		43,143
Total revenues		162,680
Cost of revenues:		
Liquidity payments		58,290
Routing and clearing		7,869
Section 31 fees		42,991
Total cost of revenues		109,150
Revenues less cost of revenues		53,530
Operating expenses:		
Compensation and benefits		4,561
Management fee		1,277
Technology support services		2,509
Professional fees and outside services		2,847
Travel and promotional expenses		100
Facilities costs		33
Other expenses		888
Total operating expenses		12,215
Income before income tax provision		41,315
Income tax provision		11,851
Net income	$	29,464

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity (Deficit)
Year ended December 31, 2020
(In thousands)

	(Accumulated deficit) Retained earnings	Total stockholder's (deficit) equity
Balance at January 1, 2020	$ (4,894)	$ (4,894)
Net income	29,464	29,464
Balance at December 31, 2020	$ 24,570	$ 24,570

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	29,464
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		(648)
Provision for notes receivable credit losses		886
Changes in assets and liabilities:		
Accounts receivable		373
Receivables from affiliates		19,992
Prepaid expenses		32
Notes receivable		(3,111)
Accounts payable		791
Section 31 fees payable		(1,003)
Payables to affiliates		(48,761)
Other current liabilities		(17)
Unrecognized tax benefits		2,002
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	8,827

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. (“the Company” or “BYX”) a wholly owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is an electronic market for the trading of listed cash equity securities in the United States (“U.S.”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent’s management regularly monitors these institutions and believes that the potential for future loss is remote.

(continued)

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

(continued)

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the

(In thousands, unless otherwise noted)

cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current “expected loss” model and the previous “incurred loss” model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.9 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 3,150	$ 886	$ -	$ -	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm’s length basis. The following table presents the Company’s allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$ 4,561
Technology support services	1,972
Management fee	1,277
Professional fees and outside services	634
Travel and promotional expenses	100
Facilities costs	33
	$ 8,577

(In thousands, unless otherwise noted)

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:		
Unrecognized tax benefits	$	1,479
Allowance for credit losses		1,015
Intangible assets		43
Total deferred tax assets		2,537
Net deferred tax assets	$	2,537

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:		
Federal	$	8,344
State		4,155
Total current tax expense		12,499
Deferred income tax benefit:		
Federal		(606)
State		(42)
Total deferred income tax benefit		(648)
Income tax provision	$	11,851

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,676	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(89)	-0.2%
State income taxes		1,665	4.0%
Change in uncertain tax positions		1,563	3.8%
Other		36	0.1%
Income tax provision	$	11,851	28.7%

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$	4,798
Gross increases on tax positions in current period		1,334
Gross increases on tax positions in prior period		226
Gross decreases on tax positions in prior period		(12)
Lapse of statute of limitations		-
Balance at December 31, 2020	$	6,346

As of December 31, 2020, the Company had $6.1 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.3 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the

(In thousands, unless otherwise noted)

Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for

(In thousands, unless otherwise noted)

Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BYX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The

(continued)

(In thousands, unless otherwise noted)

SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 6 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGA Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGA Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets

Current assets:		
Accounts receivable	$	14,281
Receivables from affiliates		58,035
Total current assets		72,316
Deferred income taxes		2,587
Notes receivable, net		3,407
Total assets	$	78,310

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable	$	3,647
Section 31 fees payable		14,339
Payables to affiliates		1,721
Other current liabilities		268
Total current liabilities		19,975
Unrecognized tax benefits		7,847
Stockholder's equity:		
Retained earnings		50,488
Total stockholder's equity		50,488
Total liabilities and stockholder's equity	$	78,310

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2020
(In thousands)

Revenues:		
Transaction fees	$	122,790
Access and capacity fees		18,560
Market data fees		19,296
Regulatory fees		51,149
Total revenues		211,795
Cost of revenues:		
Liquidity payments		89,836
Routing and clearing		18,924
Section 31 fees		51,133
Total cost of revenues		159,893
Revenues less cost of revenues		51,902
Operating expenses:		
Compensation and benefits		4,183
Management fee		1,174
Technology support services		2,082
Professional fees and outside services		2,647
Travel and promotional expenses		93
Facilities costs		31
Other expenses		888
Total operating expenses		11,098
Income before income tax provision		40,804
Income tax provision		11,677
Net income	$	29,127

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2020
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2020	$ 21,361	$ 21,361
Net income	29,127	29,127
Balance at December 31, 2020	$ 50,488	$ 50,488

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	29,127
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		(665)
Provision for notes receivable credit losses		886
Changes in assets and liabilities:		
Accounts receivable		2,106
Receivables from affiliates		36,040
Prepaid expenses		32
Notes receivable		(3,111)
Accounts payable		155
Section 31 fees payable		2,674
Payables to affiliates		(69,255)
Other current liabilities		(15)
Unrecognized tax benefits		2,026
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	9,919

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois, with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(continued)

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

(continued)

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the

(continued)

(In thousands, unless otherwise noted)

cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current “expected loss” model and the previous “incurred loss” model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.9 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 3,150	$ 886	$ -	$ -	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm’s length basis. The following table presents the Company’s allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$ 4,183
Technology support services	1,639
Management fee	1,174
Professional fees and outside services	529
Travel and promotional expenses	93
Facilities costs	31
	$ 7,649

(In thousands, unless otherwise noted)

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:		
Unrecognized tax benefits	$	1,571
Allowance for credit losses		1,016
Total deferred tax assets		2,587
Net deferred tax assets	$	2,587

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:		
Federal	$	8,184
State		4,157
Total current tax expense		12,341
Deferred income tax benefit:		
Federal		(618)
State		(46)
Total deferred income tax benefit		(664)
Income tax provision	$	11,677

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,570	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		1,646	4.0%
Foreign-derived intangible income		(154)	-0.4%
Change in uncertain tax positions		1,581	3.9%
Change in tax rates		11	0.0%
Other		23	0.1%
Income tax provision	$	11,677	28.6%

(continued)

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$	4,956
Gross increases on tax positions in current period		1,318
Gross increases on tax positions in prior period		225
Gross decreases on tax positions in prior period		-
Lapse of statute of limitations		(10)
Balance at December 31, 2020	$	6,489

As of December 31, 2020, the Company had $6.3 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.4 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the

(In thousands, unless otherwise noted)

Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange (“Exchange Defendants”) or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the “Lower Court”) held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court’s dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants’ motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs’ response was filed June 15, 2018 and the Exchange Defendants’ reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants’ motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for

(continued)

(In thousands, unless otherwise noted)

Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for EDGA and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The

(In thousands, unless otherwise noted)

SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 6 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	68,937
Receivables from affiliates		76,271
Other receivables		3,151
Total current assets		148,359
Deferred income taxes		3,489
Notes receivable, net		7,629
Total assets	$	159,477
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	34,126
Section 31 fees payable		58,988
Payables to affiliates		2,836
Other current liabilities		403
Total current liabilities		96,353
Unrecognized tax benefits		9,085
Stockholder's equity:		
Retained earnings		54,039
Total stockholder's equity		54,039
Total liabilities and stockholder's equity	$	159,477

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2020
(In thousands)

Revenues:		
Transaction fees	$	558,742
Access and capacity fees		26,126
Market data fees		48,978
Regulatory fees		153,634
Other revenue		339
Total revenues		787,819
Cost of revenues:		
Liquidity payments		500,220
Routing and clearing		24,693
Section 31 fees		152,921
Total cost of revenues		677,834
Revenues less cost of revenues		109,985
Operating expenses:		
Compensation and benefits		25,547
Management fee		7,036
Technology support services		9,717
Professional fees and outside services		7,028
Travel and promotional expenses		704
Facilities costs		1,494
Other expenses		1,528
Total operating expenses		53,054
Operating income		56,931
Non-operating income:		
Interest income		13
Income before income tax provision		56,944
Income tax provision		16,323
Net income	$	40,621

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2020

(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2020	$ 13,418	$ 13,418
Net income	40,621	40,621
Balance at December 31, 2020	$ 54,039	$ 54,039

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	40,621
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		(924)
Provision for notes receivable credit losses		1,526
Changes in assets and liabilities:		
Accounts receivable		(35,767)
Receivables from affiliates		68,302
Prepaid expenses		62
Other receivables		(1,810)
Notes receivable		(5,849)
Accounts payable and accrued liabilities		20,129
Section 31 fees payable		31,702
Payables to affiliates		(120,748)
Other current liabilities		70
Unrecognized tax benefits		2,686
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	15,755

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. ("the Company" or "EDGX"), a wholly owned subsidiary of Cboe Global Markets, Inc. (the "Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois, with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess

(continued)

of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include other receivables and notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable and other receivables, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(continued)

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(continued)

(In thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $1.5 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $7.6 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 4,770	$ 1,526	$ -	$ -	$ 6,296

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

Accounts payable	$ 31,063
Accrued liabilities	3,063
	$ 34,126

(In thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$	25,547
Technology support services		8,890
Management fee		7,036
Professional fees and outside services		3,434
Facilities costs		1,494
Travel and promotional expenses		704
	$	47,105

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:		
Unrecognized tax benefits	$	1,880
Allowance for credit losses		1,609
Investments		29
Subtotal		3,518
Valuation allowance		(29)
Total deferred tax assets		3,489
Net deferred tax assets	$	3,489

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $29 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:		
Federal	$	11,274
State		5,973
Total current tax expense		17,247
Deferred income tax benefit:		
Federal		(851)
State		(73)
Total deferred income tax benefit		(924)
Income tax provision	$	16,323

(continued)

(In thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 11,958	21.0%
Increase (decrease) in income tax resulting from:		
State income taxes	2,525	4.4%
Foreign-derived intangible income	(331)	-0.6%
Change in uncertain tax provisions	2,098	3.7%
Change in tax rates	12	0.0%
Change in valuation allowance	30	0.1%
Other	31	0.1%
Income tax provision	$ 16,323	28.7%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$ 5,705
Gross increases on tax positions in current period	1,863
Gross increases on tax positions in prior period	290
Gross decreases on tax positions in prior period	-
Lapse of statute of limitations	-
Balance at December 31, 2020	$ 7,858

As of December 31, 2020, the Company had $7.2 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.2 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these

(continued)

(In thousands, unless otherwise noted)

cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of

(continued)

(In thousands, unless otherwise noted)

Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for EDGX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC

(In thousands, unless otherwise noted)

denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 7 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe BZX Exchange, Inc. for the latest fiscal year ending December 31, 2020. Cboe BZX Exchange, Inc. has no consolidated subsidiaries.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe BZX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BZX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BZX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	71,214
Receivables from affiliates		45,601
Interest receivable		15
Other receivables		4,446
Total current assets		121,276
Deferred income taxes, net		6,085
Notes receivable, net		7,430
Total assets	$	134,791
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	29,437
Section 31 fees payable		56,016
Payables to affiliates		3,618
Other current liabilities		385
Total current liabilities		89,456
Unrecognized tax benefits		21,179
Stockholder's equity:		
Retained earnings		24,156
Total stockholder's equity		24,156
Total liabilities and stockholder's equity	$	134,791

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Income

Year ended December 31, 2020

(In thousands)

Revenues:		
Transaction fees	$	875,494
Access and capacity fees		38,387
Market data fees		68,794
Regulatory fees		202,101
Other revenue		1,202
Total revenues		1,185,978
Cost of revenues:		
Liquidity payments		793,925
Routing and clearing		24,748
Section 31 fees		199,857
Royalty fees		175
Total cost of revenues		1,018,705
Revenues less cost of revenues		167,273
Operating expenses:		
Compensation and benefits		40,869
Management fee		10,244
Depreciation		6
Technology support services		12,706
Professional fees and outside services		10,171
Travel and promotional expenses		1,307
Facilities costs		3,909
Other expenses		1,727
Total operating expenses		80,939
Operating income		86,334
Non-operating income:		
Interest income		17
Income before income tax provision		86,351
Income tax provision		25,287
Net income	$	61,064

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2020

(In thousands)

	(Accumulated deficit) Retained earnings		Total stockholder's (deficit) equity	
Balance at January 1, 2020	$	(36,908)	$	(36,908)
Net income		61,064		61,064
Balance at December 31, 2020	$	24,156	$	24,156

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	61,064
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		6
Deferred income tax benefit		(1,307)
Provision for notes receivable credit losses		1,725
Changes in assets and liabilities:		
Accounts receivable		(20,048)
Receivables from affiliates		137,483
Prepaid expenses		68
Interest receivable		(15)
Other receivables		(1,307)
Notes receivable		(5,849)
Accounts payable and accrued liabilities		9,330
Section 31 fees payable		17,061
Payables to affiliates		(202,822)
Other current liabilities		12
Unrecognized tax benefits		4,599
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	21,146

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (“the Company” or “BZX”), a wholly owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (“ETPs”) and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess

(continued)

of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include other receivables and notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable and other receivables, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(continued)

(In thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $1.7 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $7.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 6,251	$ 1,725	$ -	$ -	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

Accounts payable	$ 29,427
Accrued liabilities	10
	$ 29,437

(In thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$	40,869
Technology support services		11,342
Management fee		10,244
Professional fees and outside services		5,644
Facilities costs		3,909
Travel and promotional expenses		1,300
	$	73,308

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:		
Unrecognized tax benefits	$	3,892
Allowance for credit losses		2,055
Property, equipment and technology, net		88
Investments		67
Other		50
Subtotal		6,152
Valuation allowance		(67)
Total deferred tax assets		6,085
Net deferred tax assets	$	6,085

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $67 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

(continued)

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:		
Federal	$	16,827
State		9,768
Total current tax expense		26,595
Deferred income tax benefit:		
Federal		(1,221)
State		(87)
Total deferred income tax benefit		(1,308)
Income tax provision	$	25,287

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	18,134	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(593)	-0.7%
State income taxes		4,004	4.6%
Change in uncertain tax positions		3,573	4.1%
Change in valuation allowance		51	0.1%
Other		118	0.1%
Income tax provision	$	25,287	29.2%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$	14,100
Gross increases on tax positions in current period		2,817
Gross increases on tax positions in prior period		567
Gross decreases on tax positions in prior period		(44)
Lapse of statute of limitations		-
Balance at December 31, 2020	$	17,440

As of December 31, 2020, the Company had $17.3 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company’s statement of income and were $1.3 million for the period ended December 31, 2020. Accrued interest and penalties were $3.7 million as of December 31, 2020.

The Company’s open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may

(continued)

(In thousands, unless otherwise noted)

result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations

(In thousands, unless otherwise noted)

that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the “Lower Court”) held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court’s dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants’ motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs’ response was filed June 15, 2018 and the Exchange Defendants’ reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants’ motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association (“SIFMA”) has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BZX and certain of the Parent’s other securities exchanges (collectively, the “Exchanges”) market data products and related services (the “Challenged Fees”). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review (“PFRs”) with the Court of Appeals for the D.C. Circuit (“D.C. Circuit”) seeking to appeal the SEC’s opinion (“Bellwether Case”). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC’s finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the “Order”) that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the “Procedures”) and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges’ conclusions. On October 26, 2018, the Exchanges filed a motion to

(In thousands, unless otherwise noted)

reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 7 (“Commitments and Contingencies”) for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the sole stockholder of the Exchange, and acquired its interest in the Exchange on August 18, 2008. Bats Global Markets Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Bats Global Markets Holdings, Inc. is wholly-owned by Cboe Bats, LLC (f/k/a CBOE V, LLC) Cboe Bats, LLC is the sole stockholder of Bats Global Markets Holdings, Inc. and acquired its interest in Bats Global Markets Holdings, Inc. on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as the term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing Chicago LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Agency Desk, LLC	7/1/2009	NA	NA	NA	NA	NA	Member TPH	590 Madison Avenue 21st Floor New York, NY 10022	212-935-9835	Market Maker
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Rise Trading LLC	NA	NA	NA	NA	8/14/2018	NA	Member TPH	141 W. Jackson Boulevard Suite 300A Chicago, IL 60604	312-483-2147	Floor Broker
Alpha Direct LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
AMS Derivatives B.V.	8/14/2019	9/10/2019	9/10/2019	8/14/2019	12/1/2017	6/5/2019	Member TPH	Strawinskylann 3095 Amsterdam, 1077ZX Netherlands	31-020-708-7000	Proprietary Trading
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	NA	NA	Sponsored Participant	440 9th Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary Trading
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Belvedere Trading LLC	11/1/2011	3/1/2012	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	4/27/2009	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	8/27/2019	8/27/2019	8/27/2019	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker/Proprietary
Casey Securities LLC	NA	NA	NA	NA	8/3/2020	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/17/2017	11/27/2017	11/27/2017	11/17/2017	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6145	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	NA	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Cowen Prime Services LLC	3/15/2011	3/15/2011	NA	NA	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business, Proprietary Trading
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Critical Trading, LLC	7/1/2014	NA	NA	NA	NA	NA	Member TPH	120 W 45th Street 15th Floor New York, NY 10036	646-918-0529	Market Maker, Proprietary Trading
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	5/4/2021	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Deutsche Bank Securities Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	NA	NA	Member TPH	60 Wall Street New York, NY 10005	212-250-2500	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	NA	NA	NA	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Securities, LLC	NA	NA	NA	NA	9/28/2020	NA	Member TPH	216 W. Jackson Blvd., 3rd Floor, Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
E D & F Man Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Electronic Transaction Clearing, Inc.	5/7/2021	5/7/2021	5/7/2021	5/7/2021	NA	NA	Sponsored Participant	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FIS Brokerage & Securities Services LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	NA	NA	Member TPH	2100 Enterprise Avenue Geneva, IL 60134	630-482-7100	Agency
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Great Point Capital LLC	10/27/2020	10/27/2020	10/27/2020	10/27/2020	NA	NA	Sponsored Participant	200 W. Jackson Blvd. Suite 1000 Chicago, IL 60606	312-356-4401	Proprietary Trading
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Hainey Investments Limited	6/16/2014	NA	NA	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Hardcastle Trading USA LLC	3/1/2021	NA	NA	NA	NA	NA	Member TPH	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Hehmeyer, LLC	10/3/2016	10/3/2016	10/3/2016	10/3/2016	NA	NA	Sponsored Participant	601 S LaSalle Street 2nd Floor Chicago, IL 60605	312-327-4112	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
Hilltop Securities Inc.	10/23/2008	9/1/2010	NA	5/21/2013	10/1/2010	NA	Member TPH	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-1800	Clearing, Transact Business with the Public
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC-Chicago LLC dba IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC-Chicago LLC dba IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	NA	NA	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	NA	NA	Sponsored Participant	240 E 35th Street #3A New York, NY 10016	646-360-0595	Proprietary Trading
Juliet Labs, LLC	9/20/2017	9/20/2017	9/20/2017	9/20/2017	NA	NA	Sponsored Participant	1 Northside Piers Suite 14H Brooklyn, NY 11249	646-360-0595	Proprietary Trading
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampert Capital Markets Inc.	NA	2/18/2014	2/26/2014	NA	NA	NA	Member TPH	444 Madison Avenue Suite 401 New York, NY 10022	646-833-4900	Introducing Broker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	1/9/2001	9/24/2010	Member TPH	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Clearing, Transact Business with the Public
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
MEMX Execution Services LLC	8/21/2020	8/21/2020	8/21/2020	8/21/2020	NA	NA	Member TPH	111 Town Square Place Suite 520 Jersey City, NJ 07310	551-370-1006	Affiliate routing Broker-Dealer
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mint Global Markets, Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
MKM Partners LLC	8/3/2009	NA	5/14/2010	5/14/2010	NA	NA	Member TPH	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-861-9060	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
National Securities Corporation	7/1/2009	NA	NA	NA	NA	NA	Member TPH	One Union Square 600 University Street, Suite 2900 Seattle, WA 98101	206-622-7200	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	NA	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3044	Public Customer Business
Olivetree Financial, LLC	NA	NA	9/1/2016	NA	NA	NA	Member TPH	420 Lexington Avenue Suite 800 New York, NY 10170	646-930-6600	Agency
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
Parkside Securities, Inc.	NA	NA	NA	3/22/2021	NA	NA	Member TPH	1948 Everidge Ct. Walnut Creek, CA 94597	312-286-6621	Proprietary Trading Public Customer Business
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Princeton Alpha Management, LP	12/1/2015	12/1/2015	12/1/2015	12/1/2015	NA	NA	Sponsored Participant	61 Princeton Hightstown Road West Windsor, NJ 08550	609-269-9212	Agency
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Quiet Light Securities, LLC	NA	NA	NA	NA	5/1/2001	NA	Member TPH	141 W Jackson Boulevard Suite 2020A Chicago, IL 60604	312-431-0573	Market Maker, Proprietary Trading
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary Trading
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Rosenblatt Securities Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Santander Investment Securities Inc.	4/15/2009	1/3/2011	NA	NA	NA	NA	Member TPH	45 E 53rd Street New York, NY 10022	212-350-3500	Institutional Trading
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Score Priority Corp	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
Southern Trust Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
Squarepoint Ops LLC	6/12/2020	6/12/2020	6/12/2020	6/12/2020	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	9/24/2010	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Capital, LLC	7/15/2013	NA	NA	10/15/2015	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
SumRidge Partners, LLC	NA	NA	NA	12/27/2017	NA	NA	Member TPH	111 Town Square Place Suite 320 Jersey City, NJ 07310	201-898-2520	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
SVB Leerink LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary Trading
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary Trading
Timber Hill LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	NA	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	NA	NA	Member TPH	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Public Customer Business, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	NA	NA	Member TPH	70 Hudson Street Hoboken, NJ 07030	201-706-7157	Clearing Services
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Liquidity, LLC	4/15/2011	NA	NA	5/27/2010	2/1/2010	3/23/2011	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Volant Securities, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	NA	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6611	Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage
Wolverine Trading, LLC	10/3/2011	NA	NA	10/1/2015	7/12/1994	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Market Maker, Proprietary Trading
X-Change Financial Access, LLC	NA	NA	NA	NA	5/1/2003	NA	Member TPH	440 S LaSalle Street Suite 2900 Chicago, IL 60605	312-235-0320	Clearing, Floor Broker, Transact Business with the Public
XR Securities LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	11/30/2007	1/25/2021	Member TPH	550 W Jackson Boulevard Suite 1000 Chicago, IL 60661	312-244-4712	Market Maker, Proprietary Trading
XR Securities LLC	10/10/2019	10/10/2019	10/10/2019	10/10/2019	NA	NA	Sponsored Participant	550 W Jackson Boulevard Suite 1000 Chicago, IL 60661	312-244-4712	Market Maker, Proprietary Trading
XTX Markets LLC	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Sponsored Participant	10 Hudson Yards 40th Floor New York, NY 10001	212-660-9930	Proprietary Trading

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 28, 2021.

All securities that trade through the Cboe BZX Exchange System are “NMS stocks,” as such term is defined in Rule 600(b)(47) of Regulation NMS. The Exchange currently lists 499 securities, all of which are exchange-traded products (ETPs) or exchange-traded notes (ETNs). The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both “Nasdaq securities” as defined in Rule 600(b)(41) of Regulation NMS) through Cboe BZX Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including ETFs.

Symbol	Description
Attachment to Exhibit N: Primary Listed Securities on Cboe BZX Exchange, Inc. as of June 28, 2021	
ACIO	APTUS COLLARED INCOME OPPORTUNITY ETF
ACSI	American Customer Satisfaction ETF
ACWV	iShares MSCI Global Min Vol Factor ETF
ADFI	Anfield Dynamic Fixed Income ETF
ADME	Aptus Drawdown Managed Equity ETF
AESR	Anfield U.S. Equity Sector Rotation ETF
AFIF	Anfield Universal Fixed Income ETF
AGT	iShares MSCI Argentina and Global Exposure ETF
ALFA	AlphaClone Alternative Alpha ETF
ALTS	ProShares Morningstar Alternatives Solution ETF
AMER	Emles Made in America ETF
APRZ	TrueShares Structured Outcome (April) ETF
ARCM	Arrow Reserve Capital Management ETF
ARKG	ARK Genomic Revolution ETF
ARKQ	ARK Autonomous Technology & Robotics ETF
ARKX	ARK Space Exploration & Innovation ETF
ATMP	iPath Select MLP ETN
AUGZ	TrueShares Structured Outcome (August) ETF
AVDG	AVDR US LargeCap ESG ETF
AVDR	AVDR US LargeCap Leading ETF
BAPR	Innovator S&P 500 Buffer ETF - April
BAUG	Innovator S&P 500 Buffer ETF - August
BBAX	JPMorgan BetaBuilders Developed Asia-ex Japan ETF
BBCA	JPMorgan BetaBuilders Canada ETF
BBEU	JPMorgan BetaBuilders Europe ETF
BBIN	JPMorgan BetaBuilders International Equity ETF
BBJP	JPMorgan BetaBuilders Japan ETF
BBRE	JPMorgan BetaBuilders MSCI U.S. REIT ETF
BBSA	JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF
BBUS	JPMorgan BetaBuilders U.S. Equity ETF
BDEC	Innovator S&P 500 Buffer ETF - December
BFEB	Innovator S&P 500 Buffer ETF - February
BGLD	FT Cboe Vest Gold Strategy Quarterly Buffer ETF
BJAN	Innovator S&P 500 Buffer ETF - January
BJUL	Innovator S&P 500 Buffer ETF - July
BJUN	Innovator S&P 500 Buffer ETF - June
BLDG	Cambria Global Real Estate ETF
BMAR	Innovator S&P 500 Buffer ETF - March
BMAY	Innovator S&P 500 Buffer ETF - May
BNOV	Innovator S&P 500 Buffer ETF - November
BOB	Merlyn.AI Best-of-Breed Core Momentum ETF
BOCT	Innovator S&P 500 Buffer ETF - October
BOSS	Global X Founder-Run Companies ETF
BSEP	Innovator S&P 500 Buffer ETF - September

BUFD	FT Cboe Vest Fund of Deep Buffer ETFs
BUFF	Innovator Laddered Fund of S&P 500 Power Buffer ETFs
BUFR	FT Cboe Vest Fund of Buffer ETFs
BUYZ	Franklin Disruptive Commerce ETF
CALF	Pacer US Small Cap Cash Cows 100 ETF
CBOE	Cboe Global Markets
CBTG	Cabot Growth ETF
CEFS	Saba Closed-End Funds ETF
CEMB	iShares J.P. Morgan EM Corporate Bond ETF
CFCV	ClearBridge Focus Value ETF
CNYA	iShares MSCI China A ETF
COWZ	Pacer US Cash Cows 100 ETF
CSM	ProShares Large Cap Core Plus
DALT	Anfield Capital Diversified Alternatives ETF
DAPR	FT Cboe Vest U.S. Equity Deep Buffer ETF - April
DAUG	FT Cboe Vest U.S. Equity Deep Buffer ETF - August
DBJA	Innovator Double Stacker 9 Buffer ETF - January
DBOC	Innovator Double Stacker 9 Buffer ETF - October
DDEC	FT Cboe Vest U.S. Equity Deep Buffer ETF - December
DDLS	WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund
DDWM	WisdomTree Dynamic Currency Hedged International Equity Fund
DECZ	TrueShares Structured Outcome (December) ETF
DEFA	iShares Adaptive Currency Hedged MSCI EAFE ETF
DEFN	Emles Protective Allocation ETF
DFEB	FT Cboe Vest U.S. Equity Deep Buffer ETF - February
DFHY	TrimTabs Donoghue Forlines Tactical High Yield ETF
DFND	Siren DIVCON Dividend Defender ETF
DFNL	Davis Select Financial ETF
DFNV	TrimTabs Donoghue Forlines Risk Managed Innovation ETF
DFVL	iPath US Treasury 5-year Bull ETN
DFVS	iPath US Treasury 5-year Bear ETN
DINT	Davis Select International ETF
DIVB	iShares U.S. Dividend and Buyback ETF
DJAN	FT Cboe Vest U.S. Equity Deep Buffer ETF - January
DJUL	FT Cboe Vest U.S. Equity Deep Buffer ETF - July
DJUN	FT Cboe Vest U.S. Equity Deep Buffer ETF - June
DMAR	FT Cboe Vest U.S. Equity Deep Buffer ETF - March
DMAY	FT Cboe Vest U.S. Equity Deep Buffer ETF - May
DNOV	FT Cboe Vest U.S. Equity Deep Buffer ETF - November
DOCT	FT Cboe Vest U.S. Equity Deep Buffer ETF - October
DRSK	Aptus Defined Risk ETF
DSEP	FT Cboe Vest U.S. Equity Deep Buffer ETF - September
DSJA	Innovator Double Stacker ETF - January
DSOC	Innovator Double Stacker ETF - October
DUDE	Merlyn.AI SectorSurfer Momentum ETF
DURA	VanEck Vectors Morningstar Durable Dividend ETF
DUSA	Davis Select U.S. Equity ETF

DWLD	Davis Select Worldwide ETF
EAOA	iShares ESG Aware Aggressive Allocation ETF
EAOK	iShares ESG Aware Conservative Allocation ETF
EAOM	iShares ESG Aware Moderate Allocation ETF
EAOR	iShares ESG Aware Growth Allocation ETF
ECH	iShares MSCI Chile ETF
EDEN	iShares MSCI Denmark ETF
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF
EFAD	ProShares MSCI EAFE Dividend Growers ETF
EFAV	iShares MSCI EAFE Min Vol Factor ETF
EFG	iShares MSCI EAFE Growth ETF
EFNL	iShares MSCI Finland ETF
EFV	iShares MSCI EAFE Value ETF
EGIS	2ndVote Society Defended ETF
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF
EMGF	iShares MSCI Emerging Markets Multifactor ETF
EMHY	iShares J.P. Morgan EM High Yield Bond ETF
EMSH	ProShares Short Term USD Emerging Markets Bond ETF
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF
ENOR	iShares MSCI Norway ETF
EOPS	Emles Alpha Opportunities ETF
EPRF	Innovator S&P Investment Grade Preferred ETF
ESCR	Xtrackers Bloomberg Barclays US Investment Grade Corporate ESG ETF
ESEB	Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF
ESG	FlexShares STOXX US ESG Select Index Fund
ESGG	FlexShares STOXX Global ESG Select Index Fund
ESGV	Vanguard ESG U.S. Stock ETF
ESHY	Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF
ESML	iShares ESG Aware MSCI USA Small-Cap ETF
EUCG	Euclid Capital Growth ETF
EUDV	ProShares MSCI Europe Dividend Growers ETF
EURZ	Xtrackers Eurozone Equity ETF
EWGS	iShares MSCI Germany Small-Cap ETF
EWUS	iShares MSCI United Kingdom Small-Cap ETF
EYLD	Cambria Emerging Shareholder Yield ETF
EZU	iShares MSCI Eurozone ETF
FAIL	Cambria Global Tail Risk ETF
FAPR	FT Cboe Vest U.S. Equity Buffer ETF - April
FAUG	FT Cboe Vest U.S. Equity Buffer ETF - August
FBCG	Fidelity Blue Chip Growth ETF
FBCV	Fidelity Blue Chip Value ETF
FCPI	Fidelity Stocks for Inflation ETF
FCTR	First Trust Lunt U.S. Factor Rotation ETF
FDEC	FT Cboe Vest U.S. Equity Buffer ETF - December
FDEM	Fidelity Emerging Markets Multifactor ETF
FDEV	Fidelity International Multifactor ETF
FDG	American Century Focused Dynamic Growth ETF

FEBZ	TrueShares Structured Outcome (February) ETF
FEDX	Emles Federal Contractors ETF
FFEB	FT Cboe Vest U.S. Equity Buffer ETF - February
FFHG	Formula Folios Hedged Growth ETF
FFSG	FormulaFolios Smart Growth ETF
FFTG	FormulaFolios Tactical Growth ETF
FFTI	FormulaFolios Tactical Income ETF
FGRO	Fidelity Growth Opportunities ETF
FIBR	iShares U.S. Fixed Income Balanced Risk Factor ETF
FJAN	FT Cboe Vest U.S. Equity Buffer ETF - January
FJUL	FT Cboe Vest U.S. Equity Buffer ETF - July
FJUN	FT Cboe Vest U.S. Equity Buffer ETF - June
FLBL	Franklin Liberty Senior Loan ETF
FLDR	Fidelity Low Duration Bond Factor ETF
FLHY	Franklin Liberty High Yield Corporate ETF
FLIA	Franklin Liberty International Aggregate Bond ETF
FLOT	iShares Floating Rate Bond ETF
FLQL	Franklin LibertyQ U.S. Equity ETF
FLQM	Franklin LibertyQ U.S. Mid Cap Equity ETF
FLQS	Franklin LibertyQ U.S. Small Cap Equity ETF
FLV	American Century Focused Large Cap Value ETF
FMAG	Fidelity Magellan ETF
FMAR	FT Cboe Vest U.S. Equity Buffer ETF - March
FMAY	FT Cboe Vest U.S. Equity Buffer ETF - May
FMIL	Fidelity New Millennium ETF
FNOV	FT Cboe Vest U.S. Equity Buffer ETF - November
FOCT	FT Cboe Vest U.S. Equity Buffer ETF - October
FOMO	FOMO ETF
FPFD	Fidelity Preferred Securities & Income ETF
FPRO	Fidelity Real Estate Investment ETF
FRDM	Freedom 100 Emerging Markets ETF
FSEP	FT Cboe Vest U.S. Equity Buffer ETF - September
FSMO	Fidelity Small-Mid Cap Opportunities ETF
FUNL	CornerCap Fundametrics Large-Cap ETF
FUT	PROSHARES MANAGED FUTURES STRATEGY ETF
FYLD	Cambria Foreign Shareholder Yield ETF
GAA	Cambria Global Asset Allocation ETF
GCOW	Pacer Global Cash Cows Dividend ETF
GHYG	iShares US & Intl High Yield Corp Bond ETF
GLDB	Strategy Shares Gold-Hedged Bond ETF
GMOM	Cambria Global Momentum ETF
GOAT	VanEck Vectors Morningstar Global Wide Moat ETF
GOVT	iShares U.S. Treasury Bond ETF
GOVZ	iShares 25+ Year Treasury STRIPS Bond ETF
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF
GSID	Goldman Sachs MarketBeta International Equity ETF

GSST	Goldman Sachs Access Ultra Short Bond ETF
GSUS	Goldman Sachs MarketBeta U.S. Equity ETF
GTIP	Goldman Sachs Access Inflation Protected USD Bond ETF
GVAL	Cambria Global Value ETF
GVI	iShares Intermediate Government/Credit Bond ETF
HCRB	Hartford Core Bond ETF
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF
HEFA	iShares Currency Hedged MSCI EAFE ETF
HEGD	Swan Hedged Equity US Large Cap ETF
HELX	Franklin Genomic Advancements ETF
HSRT	Hartford Short Duration ETF
HYD	VanEck Vectors High Yield Muni ETF
HYDB	iShares High Yield Bond Factor ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF
HYIN	WisdomTree Alternative Income Fund
HYMU	BlackRock High Yield Muni Income Bond ETF
HYXU	iShares International High Yield Bond ETF
IAGG	iShares Core International Aggregate Bond Fund
IAUF	iShares Gold Strategy ETF
IBHA	iShares iBonds 2021 Term High Yield and Income ETF
IBHB	iShares iBonds 2022 Term High Yield and Income ETF
IBHC	iShares iBonds 2023 Term High Yield and Income ETF
IBHD	iShares iBonds 2024 Term High Yield and Income ETF
IBHE	iShares iBonds 2025 Term High Yield and Income ETF
IBHF	iShares iBonds 2026 Term High Yield and Income ETF
IBML	iShares iBonds Dec 2023 Term Muni Bond ETF
IBMM	iShares iBonds Dec 2024 Term Muni Bond ETF
IBMN	iShares iBonds Dec 2025 Term Muni Bond ETF
IBMO	iShares iBonds Dec 2026 Term Muni Bond ETF
IBMP	iShares iBonds Dec 2027 Term Muni Bond ETF
IBMQ	iShares iBonds Dec 2028 Term Muni Bond ETF
ICF	iShares Cohen & Steers REIT ETF
ICOW	Pacer Developed Markets International Cash Cows 100 ETF
ICSH	BlackRock Ultra Short-Term Bond ETF
ICVT	iShares Convertible Bond ETF
IDHD	Invesco S&P International Developed High Dividend Low Volatility ETF
IDV	iShares International Select Dividend ETF
IECS	iShares Evolved U.S. Consumer Staples ETF
IEDI	iShares Evolved U.S. Discretionary Spending ETF
IEFA	iShares Core MSCI EAFE ETF
IEFN	iShares Evolved U.S. Financials ETF
IEHS	iShares Evolved U.S. Healthcare Staples ETF
IEIH	iShares Evolved U.S. Innovative Healthcare ETF
IEME	iShares Evolved U.S. Media and Entertainment ETF
IEO	iShares U.S. Oil & Gas Exploration & Production ETF
IETC	iShares Evolved U.S. Technology ETF
IFRA	iShares U.S. Infrastructure ETF

IGE	iShares North American Natural Resources ETF
IGEB	iShares Investment Grade Bond Factor ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged
IGLD	FT Cboe Vest Gold Strategy Target Income ETF
IGRO	iShares International Dividend Growth ETF
IGV	iShares Expanded Tech-Software Sector ETF
IMFL	Invesco International Developed Dynamic Multifactor ETF
IMLP	iPath S&P MLP ETN
IMOM	Alpha Architect International Quantitative Momentum ETF
INDA	iShares MSCI India ETF
IPFF	iShares International Preferred Stock ETF
IQDG	WisdomTree International Quality Dividend Growth Fund
IQM	Franklin Intelligent Machines ETF
ISVL	iShares International Developed Small Cap Value Factor ETF
ITA	iShares U.S. Aerospace & Defense ETF
ITB	iShares U.S. Home Construction ETF
ITM	VanEck Vectors Intermediate Muni ETF
IVAL	Alpha Architect International Quantitative Value ETF
IVDG	Invesco Focused Discovery Growth ETF
IVLC	Invesco US Large Cap Core ESG ETF
IVRA	Invesco Real Assets ESG ETF
IVSG	Invesco Select Growth ETF
IYJ	iShares U.S. Industrials ETF
IYLD	iShares Morningstar Multi-Asset Income ETF
IYT	iShares Transportation Average ETF
IYZ	iShares U.S. Telecommunications ETF
IZRL	ARK Israel Innovative Technology ETF
JANZ	TrueShares Structured Outcome (January) ETF
JCPB	JPMorgan Core Plus Bond ETF
JEMA	JPMorgan Emerging Markets Equity Core ETF
JMST	JPMorgan Ultra-Short Municipal Income ETF
JMUB	JPMorgan Municipal ETF
JPHY	JPMorgan High Yield Research Enhanced ETF
JPIB	JPMorgan International Bond Opportunities ETF
JPST	JPMorgan Ultra-Short Income ETF
JULZ	TrueShares Structured Outcome (July) ETF
JUNZ	TrueShares Structured Outcome (June) ETF
KAPR	Innovator Russell 2000 Power Buffer ETF -April
KJAN	Innovator Russell 2000 Power Buffer ETF - January
KJUL	Innovator Russell 2000 Power Buffer ETF - July
KNG	FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF
KNGS	UPHOLDINGS Compound Kings ETF
KOCT	Innovator Russell 2000 Power Buffer ETF - October
KWT	iShares MSCI Kuwait ETF
LEAD	Siren DIVCON Leaders Dividend ETF
LIV	Emles @Home ETF
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund

LQDI	iShares Inflation Hedged Corporate Bond ETF
LSLT	Pacer Salt Low truBeta US Market ETF
LUXE	Emles Luxury Goods ETF
LVHI	Legg Mason International Low Volatility High Dividend ETF
LYFE	2ndVote Life Neutral Plus ETF
MAAX	VanEck Vectors Muni Allocation ETF
MAGA	Point Bridge GOP Stock Tracker ETF
MAMB	Monarch Ambassador Income ETF
MARZ	TrueShares Structured Outcome (March) ETF
MAYZ	TrueShares Structured Outcome (May) ETF
MBBB	VanEck Vectors Moody's Analytics BBB Corporate Bond ETF
MBCC	Monarch Blue Chips Core ETF
MBND	SPDR Nuveen Municipal Bond ETF
MDEV	First Trust Indxx Medical Devices ETF
MEAR	BlackRock Short Maturity Municipal Bond ETF
MFMS	MFAM Small-Cap Growth ETF
MIG	VanEck Vectors Moody's Analytics IG Corporate Bond ETF
MINN	Mairs & Power Minnesota Municipal Bond ETF
MLN	VanEck Vectors Long Muni ETF
MOAT	VanEck Vectors Morningstar Wide Moat ETF
MOTI	VanEck Vectors Morningstar International Moat ETF
MPRO	Monarch ProCap ETF
MRGR	ProShares Merger ETF
MRSK	Toews Agility Shares Managed Risk ETF
MSTB	LHA Market State Tactical Beta ETF
MSVX	LHA Market State Alpha Seeker ETF
MTUM	iShares MSCI USA Momentum Factor ETF
NAPR	Innovator Nasdaq-100 Power Buffer ETF - April
NEAR	BlackRock Short Maturity Bond ETF
NJAN	Innovator Nasdaq-100 Power Buffer ETF - January
NJUL	Innovator Nasdaq-100 Power Buffer ETF - July
NOBL	ProShares S&P 500 Dividend Aristocrats ETF
NOCT	Innovator Nasdaq-100 Power Buffer ETF- October
NUDM	Nuveen ESG International Developed Markets Equity ETF
NUEM	Nuveen ESG Emerging Markets Equity ETF
NULC	Nuveen ESG Large-Cap ETF
NULG	Nuveen ESG Large-Cap Growth ETF
NULV	Nuveen ESG Large-Cap Value ETF
NUMG	Nuveen ESG Mid-Cap Growth ETF
NUMV	Nuveen ESG Mid-Cap Value ETF
NURE	Nuveen Short-Term REIT ETF
NUSC	Nuveen ESG Small-Cap ETF
NVMZ	TrueShares Structured Outcome (November) ETF
OCTZ	TrueShares Structured Outcome (October) ETF
OEUR	O'Shares Europe Quality Dividend ETF
OGIG	O'Shares Global Internet Giants ETF
OILK	ProShares K-1 Free Crude Oil Strategy ETF

OMFL	Invesco Russell 1000 Dynamic Multifactor ETF
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF
OSCV	Opus Small Cap Value ETF
OUSA	O'Shares U.S. Quality Dividend ETF
OUSM	O'Shares U.S. Small-Cap Quality Dividend ETF
PAPR	Innovator S&P 500 Power Buffer ETF - April
PAUG	Innovator S&P 500 Power Buffer ETF - August
PAVE	Global X U.S. Infrastructure Development ETF
PAWZ	ProShares Pet Care ETF
PBDM	Invesco PureBeta FTSE Developed ex-North America ETF
PBEE	Invesco PureBeta FTSE Emerging Markets ETF
PBND	Invesco PureBeta US Aggregate Bond ETF
PBSM	Invesco PureBeta MSCI USA Small Cap ETF
PBTP	Invesco PureBeta 0-5 Yr US TIPS ETF
PBUS	Invesco PureBeta MSCI USA ETF
PDEC	Innovator S&P 500 Power Buffer ETF - December
PEX	Proshares Global Listed Private Equity ETF
PFEB	Innovator S&P 500 Power Buffer ETF - February
PICK	iShares MSCI Global Metals & Mining Producers ETF
PJAN	Innovator S&P 500 Power Buffer ETF - January
PJUL	Innovator S&P 500 Power Buffer ETF - July
PJUN	Innovator S&P 500 Power Buffer ETF - June
PLRG	Principal U.S. Large-Cap Adaptive Multi-Factor ETF
PLTL	Principal U.S. Small-Cap Adaptive Multi-Factor ETF
PMAR	Innovator S&P 500 Power Buffer ETF - March
PMAY	Innovator S&P 500 Power Buffer ETF - May
PNOV	Innovator S&P 500 Power Buffer ETF - November
POCT	Innovator S&P 500 Power Buffer ETF - October
PRNT	The 3D Printing ETF
PSCW	Pacer Swan SOS Conservative (April) ETF
PSCX	Pacer Swan SOS Conservative (December) ETF
PSEP	Innovator S&P 500 Power Buffer ETF - September
PSFD	Pacer Swan SOS Flex (December) ETF
PSFF	Pacer Swan SOS Fund of Funds ETF
PSFM	Pacer Swan SOS Flex (April) ETF
PSMB	Invesco Balanced Multi-Asset Allocation ETF
PSMC	Invesco Conservative Multi-Asset Allocation ETF
PSMD	Pacer Swan SOS Moderate (December) ETF
PSMG	Invesco Growth Multi-Asset Allocation ETF
PSMM	Invesco Moderately Conservative Multi-Asset Allocation ETF
PSMR	Pacer Swan SOS Moderate (April) ETF
PTEU	Pacer TrendpilotTM European Index ETF
PTLC	Pacer Trendpilot US Large Cap ETF
PTMC	Pacer Trendpilot US Mid Cap ETF
PTNQ	PACER FDS TR TRENDP 100 ETF
PWS	Pacer WealthShield ETF
PXUS	Principal International Adaptive Multi-Factor ETF
QCON	American Century Quality Convertible Securities ETF
QDEC	FT Cboe Vest Growth-100 Buffer ETF - December

QJUN	FT Cboe Vest Growth-100 Buffer ETF - June
QLC	FlexShares US Quality Large Cap Index Fund
QMAR	FT Cboe Vest Growth-100 Buffer ETF - March
QMOM	Alpha Architect U.S. Quantitative Momentum ETF
QPFF	American Century Quality Preferred ETF
QTAP	Innovator Growth Accelerated Plus ETF - April
QUAL	iShares MSCI USA Quality Factor ETF
QVAL	Alpha Architect U.S. Quantitative Value ETF
RDFI	Rareview Dynamic Fixed Income ETF
REC	Emles Real Estate Credit ETF
REGL	ProShares S&P MidCap 400 Dividend Aristocrats ETF
REM	iShares Mortgage Real Estate ETF
RESD	WisdomTree International ESG Fund
RESE	WisdomTree Emerging Markets ESG Fund
RODE	Hartford Multifactor Diversified International ETF
RODI	iPath Return on Disability ETN
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF
RSX	VanEck Vectors Russia ETF
RSXJ	VanEck Vectors Russia Small-Cap ETF
RTAI	Rareview Tax Advantaged Income ETF
RYLD	Global X Russell 2000 Covered Call ETF
SECT	Main Sector Rotation ETF
SEPZ	TrueShares Structured Outcome (September) ETF
SFHY	WisdomTree U.S. Short Term High Yield Corporate Bond Fund
SFIG	WisdomTree U.S. Short Term Corporate Bond Fund
SHAG	WisdomTree Yield Enhanced U.S. Short-Term Aggregate Bond Fund
SHYD	VanEck Vectors Short High Yield Muni ETF
SLT	Pacer Salt High truBeta US Market ETF
SLVP	iShares MSCI Global Silver and Metals Miners ETF
SMB	VanEck Vectors Short Muni ETF
SMDV	ProShares Russell 2000 Dividend Growers ETF
SMIN	iShares MSCI India Small-Cap ETF
SMMD	iShares Russell 2500 ETF
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF
SPMV	Invesco S&P 500 Minimum Variance ETF
STLC	iShares Factors US Blend Style ETF
STLG	iShares Factors US Growth Style ETF
STLV	iShares Factors US Value Style ETF
STMB	iShares Factors US Mid Blend Style ETF
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF
STSB	iShares Factors US Small Blend Style ETF
SULR	SmartETFs Sustainable Energy II ETF
SVAL	iShares US Small Cap Value Factor ETF
SVXY	ProShares Short VIX Short-Term Futures ETF
SYLD	Cambria Shareholder Yield ETF
TAEQ	Trend Aggregation U.S. ETF
TAIL	Cambria Tail Risk ETF
TBJL	Innovator 20+ Year Treasury Bond 9 Buffer ETF - July
TCTL	Premise Capital Diversified Tactical ETF

TDV	ProShares S&P Global Technology Dividend Aristocrats ETF
TEGS	Trend Aggregation ESG ETF
TFIV	Global X TargetIncome 5 ETF
TFJL	Innovator 20+ Year Treasury Bond 5 Floor ETF - July
TFLT	Global X TargetIncome Plus 2 ETF
THY	Toews Agility Shares Dynamic Tactical Income ETF
TILT	FlexShares Morningstar US Market Factor Tilt Index Fund
TMAT	Main Thematic Innovation ETF
TMDV	ProShares Russell US Dividend Growers ETF
TMFC	Motley Fool 100 Index ETF
TOKE	Cambria Cannabis ETF
TRTY	Cambria Trinity ETF
TSJA	Innovator Triple Stacker ETF - January
TSOC	Innovator Triple Stacker ETF - October
TTAC	TrimTabs US Free Cash Flow Quality ETF
TTAI	TrimTabs International Free Cash Flow Quality ETF
UAPR	Innovator S&P 500 Ultra Buffer ETF - April
UAUG	Innovator S&P 500 Ultra Buffer ETF - August
UDEC	Innovator S&P 500 Ultra Buffer ETF - December
UFEB	Innovator S&P 500 Ultra Buffer ETF - February
UJAN	Innovator S&P 500 Ultra Buffer ETF - January
UJUL	Innovator S&P 500 Ultra Buffer ETF - July
UJUN	Innovator S&P 500 Ultra Buffer ETF - June
UMAR	Innovator S&P 500 Ultra Buffer ETF - March
UMAY	Innovator S&P 500 Ultra Buffer ETF - May
UNOV	Innovator S&P 500 Ultra Buffer ETF - November
UOCT	Innovator S&P 500 Ultra Buffer ETF - October
USEP	Innovator S&P 500 Ultra Buffer ETF - September
USEQ	Invesco Russell 1000 Enhanced Equal Weight ETF
USHY	iShares Broad USD High Yield Corporate Bond ETF
USMF	WisdomTree U.S. Multifactor Fund
USMV	iShares MSCI USA Min Vol Factor ETF
UVXY	ProShares Ultra VIX Short-Term Futures ETF
VAMO	Cambria Value and Momentum ETF
VCEB	Vanguard ESG U.S. Corporate Bond ETF
VFLQ	Vanguard U.S. Liquidity Factor ETF
VFMF	Vanguard U.S. Multifactor ETF
VFMO	Vanguard U.S. Momentum Factor ETF
VFMV	Vanguard U.S. Minimum Volatility ETF
VFQY	Vanguard U.S. Quality Factor ETF
VFVA	Vanguard U.S. Value Factor ETF
VIRS	Pacer BioThreat Strategy ETF
VIXM	ProShares VIX Mid-Term Futures ETF
VIXY	ProShares VIX Short-Term Futures ETF
VLUE	iShares MSCI USA Value Factor ETF
VMOT	Alpha Architect Value Momentum Trend ETF
VNM	VanEck Vectors Vietnam ETF
VOTE	Engine No. 1 Transform 500 ETF
VSGX	Vanguard ESG International Stock ETF

VUSB	Vanguard Ultra-Short Bond ETF
VWID	Virtus WMC International Dividend ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN
WDNA	WisdomTree BioRevolution Fund
WFHY	WisdomTree U.S. High Yield Corporate Bond Fund
WFIG	WisdomTree U.S. Corporate Bond Fund
WIL	iPath Women in Leadership ETN
WLDR	Affinity World Leaders Equity ETF
WUGI	Esoterica NextG Economy ETF
XBAP	Innovator U.S. Equity Accelerated 9 Buffer ETF - April
XDAP	Innovator U.S. Equity Accelerated ETF - April
XDAT	Franklin Exponential Data ETF
XDQQ	Innovator Growth Accelerated ETF - Quarterly
XDSQ	Innovator U.S. Equity Accelerated ETF - Quarterly
XJH	iShares ESG Screened S&P Mid-Cap ETF
XJR	iShares ESG Screened S&P Small-Cap ETF
XMPT	VanEck Vectors CEF Municipal Income ETF
XSHD	Invesco S&P SmallCap High Dividend Low Volatility ETF
XSHQ	Invesco S&P SmallCap Quality ETF
XTAP	Innovator U.S. Equity Accelerated Plus ETF - April
XVV	iShares ESG Screened S&P 500 ETF
XVZ	iPath S&P 500 Dynamic VIX ETN
YDEC	FT Cboe Vest International Equity Buffer ETF - December
YJUN	FT Cboe Vest International Equity Buffer ETF - June
YMAR	FT Cboe Vest International Equity Buffer ETF - March
YPS	Arrow Reverse Cap 500 ETF